                                                                    EXHIBIT 99.1

                     FEDERAL DEPOSIT INSURANCE CORPORATION
                              1776 F Street, N.W.
                             Washington, D.C. 20429


FORM F-2 ANNUAL REPORT UNDER SECTION 13 OF THE SECURITIES EXCHANGE   ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                        FDIC Certificate Number 15977-8


                           OSWEGO CITY SAVINGS BANK
          ----------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                   New York                       15-0408130
         ------------------------------         --------------
        (State or other jurisdiction of        (I.R.S. Employer
         incorporation or organization)     Identification Number)

     214 West First Street, Oswego, New York         13126
     ---------------------------------------         ------
         (Address of Principal Office)             (Zip Code)

                                (315) 343-0057
            ------------------------------------------------------
                 (Bank's telephone number including area code)

Securities Registered Pursuant to Section 12(b) of the Act: None

Securities Registered Pursuant to Section 12(g) of the Act: Common Stock, par value $1.00 per share
                                                            ---------------------------------------
                                                                        (Title of Class)

          Indicate by check mark if disclosure of delinquent filers pursuant to
Item 10 is not contained herein, and will not be contained, to the best of the Bank's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form F-2 or any amendment to this Form F-2. [X]. Not Applicable.

          Indicate by check mark whether the Bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Bank was required to file such reports) and (2) has been subject to such requirements for the past
90 days.  YES  X   NO    .
              ---     ---

          The aggregate market value of the voting stock held by non-affiliates of the Registrant, computed by reference to the price at which such stock was traded on the NASDAQ Electronic Bulletin Board on March 21, 1997, was approximately $10.6 million. This amount excludes shares held by the Registrant's directors, executive officers, and Pathfinder Bancorp, M.H.C.

          As of March 21, 1997, there were issued and outstanding 1,916,666 shares of the Registrant's Common Stock.

                      DOCUMENTS INCORPORATED BY REFERENCE

1. Sections of Annual Report to Stockholders for the fiscal year ended December 31, 1996. (Parts II and IV).
2. Proxy Statement for the 1996 Annual Meeting of Stockholders. (Parts I and III).

                                     PART I
                                     ------

ITEM 1.         Business
------------------------

General

          Oswego City Savings Bank (the "Bank") is a New York-chartered savings bank headquartered in Oswego, New York. The Bank has five full-service offices located in its market area consisting of Oswego County. The Bank's deposits are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Bank was chartered as a New York savings bank in 1859 as Oswego City Savings Bank. The Bank is a consumer-oriented institution dedicated to providing mortgage loans and other traditional financial services to its customers. The Bank is committed to meeting the financial needs of its customers in Oswego County, New York, the county in which it operates. At December 31, 1996, the Bank had total assets of $189.9 million, total deposits of $168.5 million, and shareholders' equity of $21.4 million.

          The Bank is primarily engaged in the business of attracting deposits from the general public in the Bank's market area, and investing such deposits, together with other sources of funds, in loans secured by one- to four-family residential real estate. At December 31, 1996, $99.7 million, or 90.65%, of the Bank's total loan portfolio consisted of loans secured by real estate, of which $74.9 million, or 68.05%, were loans secured by one- to four-family residences, $13.5 million, or 12.25% of total loans, were secured by commercial real estate, $2.3 million, or 2.09% of total loans, were secured by multi-family properties and $9.1 million, or 8.26% of total real estate loans, were secured by second liens on residential properties. The Bank also originates consumer and other loans which totalled $10.3 million, or 9.35%, of the Bank's total loan portfolio. The Bank invests a portion of its assets in securities issued by the United States Government, state and municipal obligations, corporate debt securities, mutual funds, and equity securities. The Bank also invests in mortgage-backed securities primarily issued or guaranteed by the United States Government or agencies thereof. The Bank's principal sources of funds are deposits and principal and interest payments on loans. The principal source of income is interest on loans and investment securities. The Bank's principal expenses are interest paid on deposits and employee compensation and benefits.

          On November 15, 1995, Oswego City Savings Bank reorganized from a New York chartered mutual savings bank into the mutual holding company form of ownership, chartering Pathfinder Bancorp, M.H.C., the "Holding Company", a New York mutual holding company as its mutual holding company, and concurrently amending its charter to read as a stock charter. As part of the reorganization, the Bank issued 881,666 shares of common stock to the public; 1,035,000 shares were issued to the Holding Company.

          The Bank's executive office is located at 214 West First Street, Oswego, New York, and its telephone number at that address is (315) 343-0057.

Recent Developments

          On January 14, 1997, the Bank's Board of Directors adopted an Agreement and Plan of Reorganization (the "Plan of Reorganization") providing for the establishment of Pathfinder Bancorp, a Delaware corporation, as a stock holding company parent of the Bank which stock holding company will be majority owned by the Holding Company. The Plan of Reorganization is subject to regulatory and stockholder approval.

Market Area and Competition

          The economy in the Bank's market area is manufacturing-oriented and is also significantly dependent upon the State University of New York College at Oswego. The major manufacturing employers in the Bank's market area are Niagara Mohawk, Alcan Aluminum, the New York Power Authority, Nestle and Sealright, a food container manufacturer. The Bank is the second largest financial institution headquartered in Oswego County. However, the Bank encounters competition from a variety of sources. The Bank's business and operating results are significantly affected by the general economic conditions prevalent in its market areas.

          The Bank encounters strong competition both in attracting deposits and in originating real estate and other loans. Its most direct competition for deposits has historically come from commercial and savings banks, savings associations and credit unions in its market area. Competition for loans comes from such financial institutions as well as mortgage banking companies. The Bank expects continued strong competition in the foreseeable future, including increased competition from "super-regional" banks entering the market by purchasing large banks and savings banks. Many such institutions have greater financial and marketing resources available to them than does the Bank. The Bank competes for savings deposits by offering depositors a high level of personal service and a wide range of competitively priced financial services. The Bank competes for real estate loans primarily through the interest rates and loan fees it charges and advertising.

Lending Activities

          Loan Portfolio Composition. The Bank's loan portfolio primarily consists of one- to four-family mortgage loans secured by residential and investment properties, as well as mortgage loans secured by multi-family residences and commercial real estate. To a lesser extent the Bank's loan portfolio also includes consumer and business loans. The Bank generally originates loans for retention in its portfolio. In recent years, the Bank has not purchased loans originated by other lenders. At December 31, 1996, 39.1% of the Bank's loan portfolio consisted of one- to four-family adjustable rate mortgage ("ARM") loans.

     Analysis of Loan Portfolio. The following table sets forth the composition of the Bank's loan portfolio in dollar amounts and in percentages of the portfolio at the dates indicated.


                                                           Years Ended December 31,
                                                           ------------------------
                                     1996                 1995                 1994                 1993
                             --------------------  -------------------  --------------------  -------------------
                               Amount    Percent    Amount    Percent     Amount    Percent    Amount    Percent
                             ----------  --------  ---------  --------  ----------  --------  ---------  --------
                                                            (Dollars in Thousands)

Real estate loans:
  First mortgage loans (1).   $ 90,655      83.4%  $ 83,325      83.2%    $76,275      85.1%   $67,824      86.1%
  Second mortgage loans(2).      9,082       8.3      8,303       8.3       7,931       8.8      7,025       8.9
                              --------    ------   --------     -----     -------     -----    -------     -----

Total real estate loans....     99,737      91.7     91,628      91.5      84,206      93.9     74,849      95.0
                              --------    ------   --------     -----     -------     -----    -------     -----

Consumer loans and other
 loans:
  Consumer.................      3,481       3.2      3,286       3.1       3,258       3.6      2,563       3.2
  Student..................         58       0.1         63       0.1       1,085       1.3        864       1.1
  Lease financing..........      1,153       1.1      2,013       2.0         835       0.9        708       0.9
  Commercial business
    loans..................      5,588       5.1      3,860       3.9       1,028       1.2        616       0.8
                              --------    ------   --------     -----     -------     -----    -------     -----
    Total consumer and
     other loans...........     10,280       9.5      9,222       9.2       6,206       7.0      4,751       6.0
                              --------    ------   --------     -----     -------     -----    -------     -----
    Total loans
     receivable............    110,017     101.2    100,850     100.7      90,412     100.9     79,600     101.0

Less:
  Unearned discount and
    origination fees.......       (368)     (0.4)      (355)     (0.4)       (429)     (0.5)      (507)     (0.6)
  Allowance for loan
    losses.................       (907)     (0.8)      (346)     (0.3)       (315)     (0.4)      (280)     (0.4)
                              --------    ------   --------     -----     -------     -----    -------     -----

    Total loans
     receivable, net.......   $108,742    100.00%  $100,149     100.0%    $89,668     100.0%   $78,813     100.0%
                              ========    ======   ========     =====     =======     =====    =======     =====



                                        Years Ended December 31,
                                        ------------------------
                                        1992                 1991
                                 -------------------  -------------------
                                  Amount    Percent    Amount    Percent
                                 ---------  --------  ---------  --------
                                         (Dollars in Thousands)
Real estate loans:
  First mortgage loans (1).       $68,390      87.3%   $62,350      85.8%
  Second mortgage loans(2).         7,168       9.1      7,857      10.8
                                  -------     -----    -------     -----

Total real estate loans....        75,558      96.4     70,207      96.6
                                  -------     -----    -------     -----

Consumer loans and other
 loans:
  Consumer.................         2,812       2.3      2,186       3.0
  Student..................           823       1.1        525       0.7
  Lease financing..........           663       0.8        642       0.9
  Commercial business
    loans..................           439        .6         --        --
                                  -------     -----    -------     -----
    Total consumer and
     other loans...........         3,737       4.8      3,353       4.6
                                  -------     -----    -------     -----
    Total loans
     receivable............        72,295     101.2     73,560     101.2

Less:
  Unearned discount and
    origination fees.......          (633)     (0.8)      (720)     (1.1)
  Allowance for loan
    losses.................          (296)     (0.4)      (189)     (0.3)
                                  -------     -----    -------     -----

    Total loans
     receivable, net.......       $78,366     100.0%   $72,651     100.0%
                                  =======     =====    =======     =====


------------------------------------

(1) Includes 74.9 million, $13.5 million and $2.3 million of one- to four-family residential loans, commercial real estate and multi-family loans, respectively, at December 31, 1996.
(2) Includes $4.2 million and $4.9 million of home equity line of credit loans and home equity fixed rate, fixed term loans, respectively, at December 31, 1996.

       Loan Maturity Schedule. The following table sets forth certain information as of December 31, 1996, regarding the dollar amount of loans maturing in the Bank's portfolio based on their contractual terms to maturity. Demand loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. Adjustable and floating rate loans are included in the period in which interest rates are next scheduled to adjust rather than the period in which they contractually mature, and fixed rate loans are included in the period in which the final contractual repayment is due.


                                                    One        Three        Five        Ten       Beyond
                                       Within     Through     Through     Through     Through     Twenty
                                      One Year  Three Years  Five Years  Ten Years  Twenty Years   Years    Total
                                      --------  -----------  ----------  ---------  ------------  -------  --------
                                                                     (In Thousands)
Real estate loans:
          First mortgage loans......   $47,214       $6,348      $4,273    $ 6,901       $21,510   $4,409  $ 90,655
          Second mortgage loans.....     4,232          376         884      3,383           207       --     9,082
          Consumer and other loans..     4,996        2,278       1,960        935            97       14    10,280
                                       -------       ------      ------    -------       -------   ------  --------
            Total loans.............   $56,442       $9,002      $7,117    $11,219       $21,814   $4,423  $110,017
                                       =======       ======      ======    =======       =======   ======  ========


          The following table sets forth at December 31, 1996, the dollar amount of all fixed rate and adjustable rate loans due or repricing after December 31, 1997.


                                                  Fixed   Adjustable   Total
                                                 -------  ----------  -------
                                                        (In Thousands)
Real estate loans:
  First mortgage loans.........................  $33,297     $10,144  $43,441
  Second mortgage loans........................    4,850          --    4,850
  Consumer and other loans.....................    5,284          --    5,284
                                                 -------  ----------  -------
      Total loans..............................  $43,431     $10,144  $53,575
                                                 =======  ==========  =======


          One- to Four-Family Residential Mortgage Loans. The Bank's primary lending activity is the origination of first mortgage loans secured by one- to four-family residential properties. A portion of one-to four-family mortgage loans originated by the Bank are secured by non-owner occupied homes which are primarily used to furnish housing to students attending the SUNY College at Oswego. The Bank generally retains in its portfolio all fixed rate and ARM loans that it originates. However, the Bank generally underwrites its loans so as to be eligible for resale in the secondary mortgage market. At December 31, 1996, approximately 87.7% of the Bank's one- to four-family residential real estate loans were secured by owner-occupied properties.

          Fixed-rate one- to four-family residential mortgage loans originated by the Bank are generally for terms of up to 20 years, amortize on a monthly basis, and have principal and interest due each month. Such real estate loans often remain outstanding for significantly shorter periods than their contractual terms to maturity, particularly in a declining interest rate environment. Borrowers may refinance or prepay loans at their option. One- to four-family residential mortgage loans originated by the Bank customarily contain "due-on-sale" clauses which permit the Bank to accelerate the indebtedness of the loan upon transfer of ownership of the mortgaged property. Due-on-sale clauses are an important means of increasing the interest rate on existing mortgage loans during periods of rising interest rates. An origination fee of up to 5% is charged on fixed-rate mortgage loans. As a result of the low interest rate environment that has existed in recent years, many of the Bank's borrowers have refinanced their mortgage loans with the Bank at lower interest rates. During years ended December 31, 1996 and 1995, 49.2% and 23.1%, respectively, of the Bank's one- to four-family mortgage loan originations consisted of fixed-rate loans.

          The Bank also originates ARM loans which serve to reduce interest rate risk. The Bank currently originates one-year ARM loans which adjust each year at 275 basis points (100 basis points equal 1%) above the adjusted six month moving average of the six-month Treasury bill auction discount rate. The Bank has recently started offering a loan product whereby the interest is fixed for the first five years and adjusts annually thereafter. This loan product typically is originated with terms up to 30 years. ARM loans are originated with terms ranging from 5 to 30 years. ARM loans originated by the Bank provide for maximum periodic interest rate adjustment of 2 percent per year and an overall maximum interest rate increase which is determined at the time the loan is originated. However, ARM loans may not adjust to a level below the initial rate. ARMs may be offered at an initial one-year rate below the prevailing market rate. The Bank's one- to four-family ARM loan originations totalled $8.7 million, $8.2 million, $15.1 million and $5.2 million, during the fiscal years 1996, 1995, 1994, and 1993, respectively. The Bank requires that borrowers qualify for ARM loans based upon the loan's fully indexed rate.

          At December 31, 1996, $43.0 million, or 57.4%, of the Bank's one- to four-family loan portfolio consisted of ARM loans. ARM loans generally pose a credit risk in that as interest rates rise, the amount of a borrower's monthly loan payment also rises, thereby increasing the potential for delinquencies and loan losses. At the same time, the marketability of such loans may be adversely affected by higher rates.

          The Bank also originates loans to finance the construction of one- to four-family owner-occupied residences. Such loans are generally made to individuals with whom the Bank has a pre-existing customer relationship. Funds are disbursed as construction progresses. Loans to finance one- to four-family construction typically provide for a six-month construction phase during which interest accrues and which is deducted from the funds disbursed. Upon completion of the construction phase the loan automatically converts to permanent financing. At December 31, 1996, the Bank held $2.5 million of one- to four-family construction loans.

          The Bank's lending policies require private mortgage insurance for loan to value ratios in excess of 80%.

          Commercial Real Estate Loans. Loans secured by commercial real estate constituted approximately $13.5 million, or 12.4%, of the Bank's total loan portfolio at December 31, 1996. At December 31, 1996, substantially all of the Bank's commercial real estate loans were secured by properties located within the Bank's market area. At December 31, 1996, the Bank's commercial real estate loans had an average principal balance of $231,000. At that date, the largest commercial real estate loan had a principal balance of $1.5 million, and was secured by a health care facility. This loan is currently performing in accordance with the original terms. Commercial real estate loans are generally offered with adjustable interest rates tied to a market index which currently is the adjusted six month moving average of the six month Treasury bill auction discount rate, with a 200 basis point cap on interest rate increases per adjustment and an overall interest rate cap which is determined at the time the loan is originated. Commercial real estate loans may not adjust to a level below the initial rate. The Bank generally offers commercial real estate loans with one year adjustment periods. The Bank generally makes commercial real estate loans up to 75% of the appraised value of the property securing the loan. An origination fee of up to 2% of the principal balance of the loan is typically charged on commercial real estate loans. Commercial real estate loans originated by the Bank generally are underwritten to mature between 5 and 20 years with an amortization schedule of between 10 and 30 years. The Bank has in the past sold loan participations to other financial institutions and expects to do so in the future as opportunities arise.

          In underwriting commercial real estate loans the Bank reviews the expected net operating income generated by the real estate to support debt service, the age and condition of the collateral, the financial resources and income level of the borrower and the borrower's experience in owning or managing similar properties. The Bank generally obtains personal guarantees from all commercial borrowers. Loans secured by commercial real estate generally involve a greater degree of risk than one- to four-family residential mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate. If the cash flow from the property is reduced, the borrower's ability to repay the loan may be impaired.

          Multi-Family Real Estate Loans.   Loans secured by multi-family real
estate (real estate containing five or more dwellings) constituted approximately $2.3 million, or 2.1%, of the Bank's total loan portfolio at December 31, 1996. At December 31, 1996, the Bank had a total of 14 loans secured by multi-family real estate properties. The Bank's multi-family real estate loans are secured by multi-family rental properties (primarily townhouses and walk-up apartments). At December 31, 1996, substantially all of the Bank's multi-family real estate loans were secured by properties located within the Bank's market area. At December 31, 1996, the Bank's multi-family real estate loans had an average principal balance of approximately $165,000 and the largest multi-family real estate loan had a principal balance of $374,000, and was performing in accordance with its terms. Multi-family real estate loans generally are offered with adjustable interest rates tied to the adjusted six month moving average of the six month Treasury Bill auction discount rate index with a 200 basis point cap on interest rate increases per adjustment and an overall interest rate cap which is determined at the time the loan is originated. Multi-family real estate loans may not adjust below the initial rate. Multi-family real estate loans are underwritten to mature between 5 and 20 years, and to amortize over 10 to 30 years. An origination fee of 1% is generally charged on multi-family real estate loans.

          In underwriting multi-family real estate loans, the Bank reviews the expected net operating income generated by the real estate to support the debt service, the age and condition of the collateral, the financial resources and income level of the borrower and the borrower's experience in owning or managing similar properties. The Bank generally requires a debt service coverage ratio of at least 120% (net of operating expenses) of the monthly loan payment. The Bank makes multi-family real estate loans up to 75% of the appraised value of the property securing the loan. The Bank generally obtains personal guarantees from all multi-family real estate borrowers.

          Loans secured by multi-family real estate generally involve a greater degree of credit risk than one-to four-family residential mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multi-family real estate and commercial real estate is typically dependent upon the successful operation of the related real estate property. If the cash flow from the project is reduced, the borrower's ability to repay the loan may be impaired.

          Second Mortgage Loans. The Bank also offers home equity loans and equity lines of credit collateralized by a second mortgage on the borrower's principal residence. The Bank's home equity lines of credit are secured by the borrower's principal residence with a maximum loan-to-value ratio, including the principal balances of both the first and second mortgage loans of 80%, or up to 90% where the Bank has made the first mortgage loan. At December 31, 1996, the disbursed portion of home equity lines of credit totalled $4.2 million. Home equity lines of credit are offered on an adjustable rate basis with interest rates tied to the prime rate as published in The Wall Street Journal, plus up to 175 basis points and with terms of up to 15 years.

          Home equity loans are fixed rate loans with terms generally up to 10 years, although on occasion the Bank may originate a home equity loan with a term of up to 15 years.

          Consumer Loans. As of December 31, 1996, consumer loans totalled $3.5 million, or 3.2%, of the Bank's total loan portfolio. The principal types of consumer loans offered by the Bank are unsecured personal loans, and loans secured by deposit accounts and lease financing. Other consumer loans are offered on a fixed rate basis with maturities generally of less than five years. Lease financing arrangements are loans which are secured by pools of leases for medical or dental equipment or general business office equipment.

          The underwriting standards employed by the Bank for consumer loans include a determination of the applicant's credit history and an assessment of ability to meet existing obligations and payments on the proposed loan. The stability of the applicant's monthly income may be determined by verification of gross monthly income from primary employment, and additionally from any verifiable secondary income. Creditworthiness and the employment history of the applicant are of primary consideration in originating consumer loans, and in the case of home equity lines of credit, the Bank obtains a title guarantee, title search, or an opinion as to the validity of title.

          Commercial Business Loans. The Bank currently offers commercial business loans on a limited basis as a customer service to businesses in its market area and to deposit account holders. At December 31, 1996, the Bank had commercial business loans outstanding with an aggregate balance of $5.5 million, of which $2.7 million consisted of commercial lines of credit. The average commercial business loan balance was approximately $33,000. Commercial business loans generally have fixed rates of interest. The loans are generally of short duration with average terms of five years, but which may range up to 15 years.

          Underwriting standards employed by the Bank for commercial business loans include a determination of the applicant's ability to meet existing obligations and payments on the proposed loan from normal cash flows generated by the applicant's business. The financial strength of each applicant also is assessed through a review of financial statements provided by the applicant.

          Commercial business loans generally bear higher interest rates than residential loans, but they also may involve a higher risk of default since their repayment is generally dependent on the successful operation of the borrower's business. The Bank generally obtains guarantees from the borrower, a third party, or the Small Business Administration, as a condition to originating its commercial business loans.

          Loan Originations, Solicitation, Processing, and Commitments. Loan originations are derived from a number of sources such as existing customers, developers, walk-in customers and real estate broker referrals. Upon receiving a loan application, the Bank obtains a credit report and employment verification to verify specific information relating to the applicant's employment, income, and credit standing. In the portfolio, SFAS 91 requires that the Bank defer loan origination fees and costs and amortize such amounts as an adjustment of yield over the life of the loan by use of the level yield method. ARM loans originated below the fully indexed interest rate will have a substantial portion of the deferred amount recognized as income in the initial adjustment period. Fees deferred under SFAS 91 are recognized into income immediately upon prepayment or the sale of the related loan. At December 31, 1996, the Bank had $389,000 of net deferred loan origination fees. Loan origination fees vary with the volume and type of loans and commitments made and purchased, principal repayments, and competitive conditions in the mortgage markets, which in turn respond to the demand for and availability of money.

          In addition to loan origination fees, the Bank also receives other fees, service charges, and other income that consist primarily of deposit transaction account service charges, late charges and income from REO operations. The Bank recognized fees and service charges of $873,000, $771,000, $551,000, and $450,000, for the fiscal years ended December 31, 1996, 1995, 1994 and 1993, respectively.

          Loans-to-One Borrower. With certain limited exceptions, a New York chartered savings bank may not make unsecured loans or extend unsecured credit for commercial, corporate or business purposes (including lease financing) to a single borrower, which in the aggregate exceed 15% of the Bank's net worth. At December 31, 1996, the Bank's largest lending relationship totalled $2.5 million and consisted of loans secured by retail businesses and properties. The Bank's second largest lending relationship totalled $2.3 million and consisted of loans secured by retail businesses and residence. The Bank's third largest lending relationship totalled $1.5 million and consisted of loans secured by a health care facility. The Bank's fourth largest lending relationship totalled $1.3 million and was secured by a retail office plaza and residence. The Bank's fifth largest lending relationship totalled $1.2 million and consisted of loans secured by multi-family residential housing. At December 31, 1996 all of the aforementioned loans were performing in accordance with their terms.

Delinquencies and Classified Assets

          Delinquencies. The Bank's collection procedures provide that when a loan is 15 days past due, a computer-generated late notice is sent to the borrower requesting payment. If the delinquency continues, at 30 days a delinquent notice is sent and personal contact efforts are attempted, either in person or by telephone, to strengthen the collection process and obtain reasons for the delinquency. Also, plans to arrange a repayment plan are made. If a loan becomes 60 days past due, and no progress has been made in resolving the delinquency, the Bank will send a 10-day demand letter and personal contact is attempted, and the loan becomes subject to possible legal action if suitable arrangements to repay have not been made. When a loan continues in a delinquent status for 90 days or more, and a repayment schedule has not been made or kept by the borrower, generally a notice of intent to foreclose is sent to the borrower for mortgage loans, and a final demand letter is presented to the borrower of non-real estate loans, giving 30 days to repay all outstanding interest and principal. If not cured, foreclosure proceedings or other appropriate legal actions are initiated to minimize any potential loss.

          Non-Performing Assets. Loans are reviewed on a regular basis and are placed on a non-accrual status when, in the opinion of management, the collection of additional interest is doubtful. Loans are placed on non-accrual status when either principal or interest is 90 days or more past due or less than 90 days, in the event the loan has been referred to the Bank's legal counsel for foreclosure. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. At December 31, 1996, the Bank had non-performing assets of $2.7 million, and a ratio of non-performing loans and real estate owned ("REO") of 1.4% total assets.

          Real estate acquired by the Bank as a result of foreclosure or by the deed in lieu of foreclosure is classified as REO until such time as it is sold. These properties are carried at the lower of their recorded amount or estimated fair value less estimated costs to sell the property. REO totalled $700,000, $586,000, $610,000 and $809,000 at December 31, 1996, 1995, 1994, and 1993,
respectively.

          The largest component of REO consists of a real estate development project which had a net book value of $250,000 at December 31, 1996. The Bank originally entered into a $570,000 commercial real estate loan in 1988 for the development of 49 single family residences. This loan was made under the "leeway provision" of the New York State Banking Law. Under this provision of the Banking Law the lending relationship was originally structured so that the Bank held title to the property securing the loan subject to the fulfillment of the borrower's obligations under the loan. In 1990, the developer became insolvent, was unable to satisfy the terms of the loan and the Bank assumed control of the project. The Bank has developed and sold 25 lots at December 31, 1996. The proceeds from the sale of the lots are used to reduce the outstanding balance of REO. The Bank believes it will fully recover its investment in this property.

Delinquent Loans and Non-Performing Assets

          The following table sets forth information regarding the Bank's loans delinquent 90 days or more, and real estate acquired or deemed acquired by foreclosure at the dates indicated. When a loan is delinquent 90 days or more, the Bank reverses all accrued interest thereon and ceases to accrue interest thereafter. For all the dates indicated, the Bank did not have any material restructured loans within the meaning of SFAS 15 and SFAS 114.


                                                                      At December 31,
                                              ----------------------------------------------------------------
                                                1996       1995       1994       1993       1992       1991
                                              ---------  ---------  ---------  ---------  ---------  ---------
                                                                   (Dollars In Thousands)

Loans delinquent 90 days or more:
  Real estate loans.........................  $  1,953   $    849   $  1,045   $    745   $    727   $    922
  Consumer loans............................        45         70         69         43        150        165
                                              --------   --------   --------   --------   --------   --------
    Total delinquent loans..................     1,998        919      1,114        788        877      1,087
Total REO...................................       700        586        610        809      1,179      1,326
                                              --------   --------   --------   --------   --------   --------
      Total nonperforming assets (1)........  $  2,698   $  1,505   $  1,724   $  1,597   $  2,056   $  2,413
                                              ========   ========   ========   ========   ========   ========

Total loans delinquent 90 days or more
  to total loans receivable (2).............       1.8%        .9%       1.2%       1.0%       1.1%       1.5%
Total loans delinquent 90 days or more
  to total assets...........................       1.1%        .5%       0.7%       0.6%       0.7%       1.0%
Total nonperforming assets to total assets..       1.4%        .8%       1.0%       1.2%       1.6%       2.1%

Net loans receivable........................   108,742    100,149     89,668     78,813     78,366     72,651
                                              --------   --------   --------   --------   --------   --------
Total assets................................  $189,937   $180,952   $170,715   $129,270   $126,757   $113,892
                                              ========   ========   ========   ========   ========   ========


------------------------------------
(1)  Net of specific valuation allowances.
(2)  Net of unearned discount, and the allowance for loan losses.


          During the year ended December 31, 1996, and year ended December 31, 1995, respectively, additional gross interest income of $81,000 and $55,000 would have been recorded on loans accounted for on a non-accrual basis if the loans had been current throughout the period. No interest income on non-accrual loans was included in income during the same periods.

          The following table sets forth information with respect to loans past due 30-89 days in the Bank's portfolio at the dates indicated.


                                                      At or for the Period Ended December 31,
                                                   ----------------------------------------------
                                                    1996    1995    1994    1993    1992    1991
                                                   ------  ------  ------  ------  ------  ------
                                                                   (In Thousands)
Loans past due 30-89 days:
    Real estate loans........................      $1,867  $2,465  $1,503  $1,537  $1,552  $1,060
    Consumer and other loans.................         249     133     137     423     423     488
                                                   ------  ------  ------  ------  ------  ------
        Total past due 30-89 days............      $2,116  $2,598  $1,640  $1,960  $1,975  $1,548
                                                   ======  ======  ======  ======  ======  ======


          The following table sets forth information regarding the Bank's delinquent loans 60 days and greater and REO at December 31, 1996.


                                                            At December 31, 1996
                                                         ---------------------------
                                                           Balance          Number
                                                         -----------      ----------
                                                            (Dollars in Thousands)

Residential real estate:
  Loans 60 to 89 days delinquent....................          $  443              11
  Loans more than 90 days delinquent................           1,953              52
Consumer and commercial business loans
   60 days or more delinquent.......................              77              21
Real estate owned...................................             700               6
                                                              ------            ----
     Total..........................................          $3,173              90
                                                              ======            ====

          Classification of Assets. Federal regulations provide for the classification of loans and other assets such as debt and equity securities considered to be of lesser quality as "substandard," "doubtful," or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the savings institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not expose the savings institution to risk sufficient to warrant classification in one of the aforementioned categories, but which possess some weaknesses, are required to be designated "special mention" by management.

          When a savings institution classifies problem assets as either substandard or doubtful, it is required to establish general allowances for loan losses in an amount deemed prudent by management. General allowances represent loss allowances that have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When a savings institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of the amount of the assets so classified, or to charge off such amount. A savings institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by federal and state regulatory authorities, which can order the establishment of additional general or specific loss allowances. The Bank regularly reviews the problem loans in its portfolio to determine whether any loans require classification in accordance with applicable regulations.

          The following table sets forth the aggregate amount of the Bank's internally classified assets at the dates indicated.


                                                       At December 31,
                                               ------------------------------
                                                1996    1995    1994    1993
                                               ------  ------  ------  ------
                                                       (In Thousands)

Substandard assets (1)....................     $1,980  $1,163  $1,534  $1,190
Doubtful assets...........................         59      34      11      --
Loss assets...............................          6       5       2      38
                                               ------  ------  ------  ------
   Total classified assets................     $2,045  $1,202  $1,547  $1,228
                                               ======  ======  ======  ======

------------------------
(1)  Includes $250,000, $292,000, $421,000 and $669,000 for a real estate development project classified as REO at December 31, 1996, 1995, 1994 and 1993, respectively.


          Allowance for Loan Losses. Management's policy is to provide for estimated losses on the Bank's loan portfolio based on management's evaluation of the potential losses that may be incurred. The Bank reviews on a quarterly basis the loans in its portfolio which have demonstrated delinquencies, including problem loans, to determine whether any loans require classification or the establishment of appropriate reserves or allowances for losses. Such evaluation, which includes a review of all loans of which full collectibility of interest and principal may not be reasonably assured, considers, among other matters, past loss experience, present economic conditions and other factors deemed relevant by management. Management calculates the general allowance for loan losses on past experience as well as current delinquencies and the composition of the Bank's loan portfolio. While both general and specific loss allowances are charged against earnings, general loan loss allowances are included, subject to certain limitations, as capital in computing risk-based capital under federal regulations.

          In accordance with SFAS 114, a loan is considered impaired when each of the following criteria are met: the loan is of a material size, the loan is considered to be non-performing, and a loss is probable. The measurement of impaired loans is generally based upon the present value of expected future cash flows discounted at the historic effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral.

          Management will continue to review the entire loan portfolio to determine the extent, if any, to which further additional loan loss provisions may be deemed necessary. Management believes that the Bank's current allowance for loan losses is adequate, however, there can be no assurance that the allowance for loan losses will be adequate to cover losses that may in fact be realized in the future or that additional provisions for loan losses will not be required.

          Analysis of the Allowance for Loan Losses. The following table sets forth the analysis of the allowance for loan losses at or for the periods indicated.


                                                                    At or for the Period Ended December 31,
                                                          ------------------------------------------------------------
                                                            1996       1995       1994      1993      1992      1991
                                                          ---------  ---------  --------  --------  --------  --------
                                                                              (Dollars in Thousands)
Total loans receivable, net.........................      $108,742   $100,149   $89,668   $78,813   $78,366   $72,651
Average loans outstanding...........................       104,354     95,979    84,596    78,355    75,906    70,661
Allowance balance (at beginning of period)..........           346        315       280       296       189       150
Provision for losses:
  Real estate.......................................            90         53        30        10       107       100
  Consumer and other loans..........................           546         50        35        23        24        10
Charge-offs:
  Real estate.......................................            --         17        14        --        --        44
  Consumer and other loans..........................            93         64        80       146        62        37
Recoveries:
  Real estate.......................................            --         --         6        --        --        --
  Consumer and other loans..........................            17          9        58        97        38        10
                                                          --------   --------   -------   -------   -------   -------
Allowance balance (at end of period)................      $    906   $    346   $   315   $   280   $   296   $   189
                                                          ========   ========   =======   =======   =======   =======

Allowance for loan losses as a percent
  of net loans receivable at end of period..........           0.8%       0.3%      0.4%      0.4%      0.4%      0.3%
Loans charged off as a percent of average
  loans outstanding.................................           0.1%       0.1%      0.1%      0.2%      0.1%      0.1%
Ratio of allowance for loan losses to total
  nonperforming loans at end of period (1)..........          45.3%      37.6%     28.3%     35.5%     33.8%     17.4%
Ratio of allowance for loan losses to total
  nonperforming assets at end of period (1).........          33.6%      23.0%     18.3%     17.5%     14.4%      7.8%

------------------------------------
(1)  Net of specific reserves.

          Allocation of Allowance for Loan Losses. The following table sets forth the allocation of allowance for loan losses by loan category for the periods indicated. The allocation of the allowance by category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.



                                                                                        At December 31,
                                                             --------------------------------------------------------------------
                                                                      1996                    1995                    1994
                                                             ---------------------    --------------------   --------------------
                                                                       % of Loans              % of Loans             % of Loans
                                                                         In Each                 In Each               In Each
                                                                       Category to             Category to            Category to
                                                             Amount    Total Loans    Amount   Total Loans   Amount   Total Loans
                                                             ------    -----------    ------   -----------   ------   -----------
                                                                                     (Dollars in Thousands)
Balance at end of period applicable to:
  Real estate loans......................................    $ 340        90.66%      $ 250       90.86%     $ 215       93.14%
  Consumer and other loans...............................      566         9.34          96        9.14        100        6.86
                                                             -----       ------       -----      ------      -----      ------

    Total allowance for loan losses (1)..................    $ 906       100.00%      $ 346      100.00%     $ 315      100.00%
                                                             =====       ======       =====      ======      =====      ======

                                                                At December 31,
                                                             ---------------------
                                                                     1993
                                                             ---------------------
                                                                       % of Loans
                                                                        In Each
                                                                       Category To
                                                             Amount    Total Loans
                                                             ------    -----------
                                                             (Dollars in Thousands)
Balance at end of period applicable to:
  Real estate loans......................................      184        94.03%
  Consumer and other loans...............................       96         5.97
                                                             -----       ------

    Total allowance for loan losses (1)..................    $ 280       100.00%
                                                             =====       ======

------------------------------------
(1)  Percentages include unearned discount and origination fees.

Investment Activities

          The investment policy of the Bank established by the Board of Directors attempts to provide and maintain liquidity, maintain a high quality diversified investment portfolio in order to obtain a favorable return on investment without incurring undue interest rate and credit risk, provide collateral for pledging requirements, and to complement the Bank's lending activities. The Bank has not engaged in any hedging activities or invested in any derivative securities, and the Bank has no current intent to engage in such activities. At December 31, 1996, the Bank had investment securities with an aggregate amortized cost value of $59.5 million and a market value of $59.6 million. At December 31, 1996, the Bank's carrying value of investment securities consisted of $22.1 million of corporate debt issues and $12.1 million of securities issued or guaranteed by the United States Government or agencies thereof and state and municipal obligations. The corporate debt issues primarily consist of financial corporation debt and industrial debentures. These issues generally have maturities of between two and five years. All corporate debt investments have been rated as investment grade by either Moody's or Standard & Poor's. Typically, such investments yield 30-50 basis points more than Treasury securities with comparable maturities. To a lesser extent, the Bank also invests in mutual funds and equity securities. At December 31, 1996, the Bank held $557,000 in common stock and $1.2 million in an equity mutual fund. At December 31, 1996, the Bank had invested $23.0 million in mortgage-backed securities, net. The value of the mortgage-backed securities fluctuates with changes in the value of the underlying securities. However, the Bank believes that the risk of loss on this investment is not material given the type of securities underlying the mortgage-backed securities. Such investments are liquid, and therefore allow the Bank to respond more readily to changing market conditions. The investment portfolio is accounted for in accordance with FASB Statement 115. At December 31, 1996, the Bank's available-for-sale and held-to-maturity portfolios had carrying values of $49.2 million and $9.6 million, respectively.

          The Bank generally has maintained a portfolio of liquid assets that exceeds regulatory requirements. Liquidity levels may be increased or decreased depending upon the yields on investment alternatives and upon management's judgment as to the attractiveness of the yields then available in relation to other opportunities and its expectation of the yield that will be available in the future, as well as management's projections as to the short term demand for funds to be used in the Bank's loan origination and other activities. For further information regarding the Bank's investments see Note 3 to the Notes to Financial Statements.

          Investment Portfolio. The following table sets forth the carrying value of the Bank's investment portfolio at the dates indicated. At December 31, 1996, the market value of the Bank's investments was approximately $59.6 million. The market value of investments includes interest-earning deposits, and mortgage-backed securities.


                                                                     At December 31,
                                                     ----------------------------------------------
                                                       1996        1995         1994         1993
                                                     --------    --------     --------     --------
                                                                    (In Thousands)
Investment securities:
    U.S. Government and agency obligations.....      $ 5,879     $ 8,171      $ 6,070      $ 4,377
    State and municipal obligations............        6,172       5,297        3,072        2,963
    Corporate debt issues......................       22,060      28,533       33,192       25,163
    Equity securities..........................          557          69           87           99
    Mutual funds...............................        1,178       1,865        5,872        1,175
                                                      ------      ------       ------       ------
                                                      35,846      43,935       48,293       33,777
Unrealized gain on available for sale portfolio          827         996         (158)          --
                                                      ------      ------       ------       ------
        Total investment securities............       36,673     $44,931      $48,135      $33,777
                                                      ------     -------      -------      -------
Interest-earning deposits in other institutions           --          --        2,043        1,000
Federal funds sold.............................        1,550       8,200       11,584        6,962
                                                      ------      ------       ------       ------
                Total investments..............      $38,223     $53,131      $61,762      $41,739
                                                     =======     =======      =======      =======

Mortgage-backed securities, net:
    Adjustable rate............................        4,787       2,812          247          251
    Fixed rate.................................       18,179       5,100          769        1,157
                                                     -------     -------      -------      -------
                                                      22,966       7,912        1,016        1,408
Unrealized loss on available for sale portfolio         (137)         41          (24)          --
                                                     -------     -------      -------      -------
            Total mortgage-backed securities, net   $ 22,829     $ 7,953      $   992      $ 1,408
                                                    ========     =======      =======      =======


          Investment Portfolio Maturities. The following table sets forth the carrying value, market value, average life in years, and annualized weighted average yield of the Bank's investment portfolio at December 31, 1996.


                                                                                                   Annualized
                                                                                       Average      Weighted
                                                           Carrying      Market         Life         Average
                                                             Value        Value         Years         Yield
                                                           --------      -------       -------     ----------
                                                                         (Dollars in Thousands)
Investment securities:
  U.S. Government treasury...........................      $   221       $   222          3.28         6.82%
  U.S. Government agency.............................        5,658         5,671          8.02         6.99
  State and municipal obligations....................        6,172         6,493          7.87         5.72
  Corporate debt issues..............................       22,060        22,307          2.79         7.07
  Marketable equity securities.......................        1,735         2,074            --         7.69
                                                           -------       -------       -------       ------
      Total..........................................      $35,846       $36,767                       6.85%
                                                           =======       =======                     ======
    Unrealized gain on available for sale portfolio..          827

Carrying value of investment securities..............      $36,673
                                                           =======
Investment securities held to maturity: (1)
  Corporate debt obligations.........................      $ 9,629       $ 9,724          1.41         6.93%
                                                           =======       =======       =======       ======

-------------------------------------
(1)  The information is included above as a component of corporate debt issues.

          Securities Portfolio Maturities. The following table sets forth the scheduled maturities, carrying values, market values and average yields for the Bank's investment securities at December 31, 1996. Yield is calculated on the amortized cost to maturity.

                                                                              At December 31, 1996
                                                  -----------------------------------------------------------------------------
                                                      One Year or Less         One to Five Years          Five to Ten Years
                                                  ------------------------  ------------------------   ------------------------
                                                                Annualized                Annualized                 Annualized
                                                                 Weighted                  Weighted                   Weighted
                                                  Carrying       Average     Carrying      Average     Carrying       Average
                                                    Value         Yield       Value         Yield       Value          Yield
                                                  ---------     ----------  ---------    -----------   --------     -----------
                                                                              (Dollars in Thousands)
Debt investment securities:
  U.S. Agency securities..................        $     --          --%         $ 837         6.40%       $4,363         7.01%

  U.S. Government securities..............              --          --            202         6.40%           --           --
  State and municipal obligations.........              --          --          1,021         6.25%        3,747         5.54%
  Corporate debt issues...................           5,887        6.58%        11,149         7.37%        3,824         6.83%
                                                    ------        ----        -------        -----       -------       ------
        Total.............................          $5,887        6.58%       $13,209         7.21%      $11,934         6.49%
                                                    ======        ====        =======        =====       =======       ======
Equity and mortgage-backed securities:
  Mutual funds............................          $1,178        1.98%            --           --
  Mortgage-backed securities..............             186        6.21          1,327         6.50%        1,986         6.99%
  Preferred stock.........................              --          --
  Common stock............................             557        5.72%
                                                    ------        ----        -------        -----       -------       ------
        Total.............................          $1,921        3.47%       $ 1,327         6.50%      $ 1,986         6.99%
                                                    ======        ====        =======        =====       =======       ======

        Total investment securities.......          $7,808        5.81%       $14,536         7.14%      $13,920         6.56%
                                                    ======        ====        =======        =====       =======       ======
Unrealized gain on available for sale
 portfolio................................
        Total carrying value..............

Investment securities held to maturity: (1)
  Corporate debt obligations..............          $4,809        6.66        $ 4,261         7.35%      $   499          6.3%
                                                    ------        ----        -------        -----       -------       ------
           Total securities..............           $4,809        6.66%       $ 4,261         7.35%      $   499          6.3%
                                                    ======                    =======        =====       =======       ======
                                                                          At December 31, 1996
                                                 ------------------------------------------------------------------------
                                                   More than Ten Years                Total Investment Securities
                                                 ------------------------       -----------------------------------------
                                                               Annualized                                     Annualized
                                                                Weighted                                       Weighted
                                                 Carrying        Average        Carrying         Market         Average
                                                  Value           Yield           Value           Value          Yield
                                                 --------      ----------       --------        --------      -----------
                                                                          (Dollars in Thousands)
Debt investment securities:
  U.S. Agency securities..................       $   457          7.61%         $ 5,658         $ 5,671          6.97%

  U.S. Government securities..............            19         11.19%             221             222          6.82%
  State and municipal obligations.........         1,404          5.79%           6,172           6,493          5.72%
  Corporate debt issues...................         1,200          7.30%          22,060          22,307          7.07%
                                                 -------        ------          -------         -------          ----
        Total.............................       $ 3,081          6.68%         $39,111         $34,693          6.81%
                                                 =======        ======          =======         =======          ====
Equity and mortgage-backed securities:
  Mutual funds............................                                      $ 1,178         $ 1,178          1.98%
  Mortgage-backed securities..............        19,466          6.95%          22,966          22,829          6.92%
  Preferred stock.........................                                           --              --            --
  Common stock............................                         557              896            5.72%
                                                 -------        ------          -------         -------
        Total.............................       $19,466          6.95%         $24,701         $24,903          6.66%
                                                 =======        ------          =======         =======          ====

        Total investment securities.......       $22,547          6.91%         $58,812         $59,596          6.74%
                                                 =======        ======          =======         =======          ====
Unrealized gain on available for sale
 portfolio................................                                          690
                                                                                -------
        Total carrying value..............                                      $59,502
                                                                                =======
Investment securities held to maturity: (1)
  Corporate debt obligations..............       $    61          4.10%         $ 9,629         $ 9,724          6.93%
                                                 -------        ------          -------         -------
           Total securities..............        $    61          4.10%         $ 9,629         $ 9,724          6.93%
                                                 =======        ======          =======         =======          ====

------------------------------------
(1)  The information is included as a component of debt investment securities.

Sources of Funds

          General. Deposits are the primary source of the Bank's funds for lending and other investment purposes. In addition to deposits, the Bank derives funds from the amortization and prepayment of loans and mortgage-backed securities, the maturity of investment securities and operations and from other borrowings. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources or on a longer term basis for general business purposes.

          Deposits. Consumer and commercial deposits are attracted principally from within the Bank's market area through the offering of a broad selection of deposit instruments including noninterest-bearing demand accounts, NOW accounts, passbook and club accounts, money market deposit, term certificate accounts and individual retirement accounts. While the Bank accepts deposits of $100,000 or more, it does not currently offer premium rates for such deposits. Deposit account terms vary according to the minimum balance required, the period of time during which the funds must remain on deposit, and the interest rate, among other factors. The Bank has a committee which meets weekly to evaluate the Bank's internal cost of funds, surveys rates offered by competing institutions, reviews the Bank's cash flow requirements for lending and liquidity and the number of certificates of deposit maturing in the upcoming week. This committee executes rate changes when deemed appropriate. The Bank does not obtain funds through brokers, nor does it solicit funds outside its market area.

          Deposit Portfolio. The following table sets forth information regarding interest rates, terms, minimum amounts and balances of the Bank's savings and other deposits as of December 31, 1996:


  Weighted                                                                                                     Percentage
   Average                                                                       Minimum                         of Total
Interest Rate      Minimum Term            Checking and Savings Deposits         Amount           Balances       Deposits
--------------     ------------            -----------------------------         ------           --------       --------
                                                                                               (In Thousands)
 0.000%                 None               Non-interest demand account           $   50          $  7,341          4.63
                        None               NOW accounts                             500            13,082          8.24
                        None               Passbook and club accounts               100            65,634         41.36
 2.852                  None               Money market accounts                  2,500               174           .11

                                              Certificates of Deposit
                                              -----------------------
--                  91 days                Fixed term, fixed rate                $1,000          $    --            --
 4.956              6 months               Fixed term, fixed rate                 2,500             8,196          5.16
 5.405              9 months               Fixed term, fixed rate                 1,000                50           .03
--                 10 months               Fixed term, fixed rate                 1,000                --            --
--                 11 months               Fixed term, fixed rate                 1,000                --            --
 5.321             12 months               Fixed term, fixed rate                 1,000            19,131         12.06
 5.360             12 months               Fixed term, fixed rate-deferred        1,000                59           .04
--                 12 months               Fixed term, variable rate              1,000                --            --
 6.181             15 months               Fixed term, fixed rate                 1,000             6,773          4.27
 4.969             18 months               Fixed term, variable rate              1,000             1,988          1.25
 5.322             18 months               Fixed term, fixed rate                 1,000             2,737          1.75
 5.872             24 months               Fixed term, fixed rate                 1,000             3,515          2.21
 6.127             30 months               Fixed term, fixed rate                 1,000             8,864          5.59
 5.835             36 months               Fixed term, fixed rate (1)             1,000             3,075          1.94
 6.234             48 months               Fixed term, fixed rate (1)             1,000             8,597          5.42
 5.987             60 months               Fixed term, fixed rate                 1,000             1,648          1.04
 6.830             84 months               Fixed term, fixed rate                 1,000             6,964          4.39
 6.342             60 through 120 months   Fixed term, fixed rate                 1,000               869           .55
                                                                                                 --------
                                                                                                 $158,697
                                                                                                 ========

-------------------------------
(1) This deposit product allows the depositor to elect to adjust the interest rate paid once during the initial term of the deposit to the then prevailing rate.

          The following table sets forth the change in dollar amount of savings deposits in the various types of savings accounts offered by the Bank between the dates indicated.

                                   Balance      Percent                       Balance       Percent
                                     at            of            Incr.           at            of            Incr.
                                  12/31/96      Deposits         (Decr)       12/31/95      Deposits        (Decr)
                                  --------      --------       ----------     --------      --------      ----------
                                                                     (In Thousands)
Club accounts                     $    661         0.42            110        $    551         0.3%       $     (67)
Noninterest accounts                 7,341         4.63            129           7,212         4.6            1,124
NOW accounts                        13,082         8.24            917          12,165         7.7             (912)
Passbooks                           64,973        40.94         (5,495)         70,468        44.6           (7,027)
Money market deposit
  accounts                             174         0.11            (78)            252         0.2             (532)
Time deposits which mature:
  Within 12 months                  52,935        33.36         15,011          37,924        24.0           10,762
  Within 12-36 months               14,933         9.41         (5,968)         20,901        13.2           (1,977)
  Beyond 36 months                   4,598         2.90         (3,914)          8,512         5.4              850
                                  --------        -----       --------        --------       -----        ---------

      Total                       $158,697        100.0%           712        $157,985       100.0%       $   2,221
                                  ========        =====       ========        ========       =====        =========


                                  Balance        Percent                      Balance       Percent                      Balance
                                     at            of          Incr.             at           of            Incr.           at
                                  12/31/94       Deposits     (Decr)          12/31/93      Deposits       (Decr)        12/31/92
                                  --------       --------    ---------        --------      --------     ----------      ---------
                                                                           (In Thousands)
Club accounts                     $    618          0.4%     $     304        $    314         0.3%      $      20        $    294
Noninterest accounts                 6,088          3.9          1,056           5,032         4.4             228           4,804
NOW accounts                        13,077          8.4          6,208           6,869         5.9            (392)          7,261
Passbooks                           77,495         49.8          8,911          68,584        59.4          (1,661)         70,245
Money market deposit
  accounts                             784          0.5            546             238         0.2             (14)            252
Time deposits which mature:
  Within 12 months                  27,162         17.4          9,104          18,058        15.7          (5,397)         23,455
  Within 12-36 months               22,878         14.7         15,718           7,160         6.2           3,610           3,550
  Beyond 36 months                   7,662          4.9         (1,427)          9,089         7.9           4,345           4,744
                                  --------        -----      ---------        --------       -----       ---------        --------

      Total                       $155,764        100.0%     $  40,420        $115,344       100.0%      $     739        $114,605
                                  ========        =====      =========        ========       =====       =========        ========

          The following table sets forth the certificates of deposit in the Bank classified by rates as of the dates indicated:

                                                  At December 31,
                                      ----------------------------------------
                                       1996       1995       1994       1993
                                      -------    -------    -------    -------
Rate                                               (In Thousands)
----
3.00% or less ...................     $   180    $   274    $   136    $    --
3.01 - 4.99%  ...................      10,665      3,601     24,210     21,090
5.00 - 6.99%  ...................      57,128     58,313     28,010      8,875
7.00 - 8.99%  ...................       4,667      5,347      5,009      4,079
9.00 - 10.99% ...................          --         53        337        263
                                      -------    -------    -------    -------
                                      $72,640    $67,588    $57,702    $34,307
                                      =======    =======    =======    =======

-----------------------------------
* The breakout by rate of certificates of deposit was unavailable at December 31, 1992.


          The following table sets forth the amount and maturities of certificates of deposit at December 31, 1996.

                                                               Amount Due
                                   ------------------------------------------------------------------------
                                   Less Than       1-2       2-3       3-4       4-5      After 5
                                   One Year       Years     Years     Years     Years      Years     Total
                                   --------     --------   -------   -------   -------    -------   -------
Rate                                                              (In Thousands)
----
3.00% or less ...............       $   180          --        --        --         --        --        179
3.01 - 3.99%  ...............            66          11        11        --         --        --         88
4.00 - 4.99%  ...............         9,685         873        13         6         --        --     10,577
5.00 - 5.99%  ...............        31,593      10,537     2,898     1,040        533       996     47,596
6.00 - 6.99%  ...............         5,185       2,068       816       514         52       895      9.532
7.00 - 7.99%  ...............           151          --     3,624        --         --       754      4,529
8.00% and above .............             8          14       117        --         --        --        139
                                    -------     -------    ------    ------    -------    ------    -------
                                    $46,868     $13,503    $7,479    $1,560       $585    $2,645    $72,640
                                    =======     =======    ======    ======    =======    ======    =======


          The following table indicates the amount of the Bank's certificates of deposit of $100,000 or more by time remaining until maturity as of December 31, 1996.


                                                           Certificates
                                                            of Deposit
                                                            of $100,000
           Remaining Maturity                                 or More
           ------------------                              --------------
                                                           (In Thousands)

           Three months or less..........................      $    418
           Three through six months......................         3,719
           Six through twelve months.....................         3,416
           Over twelve months............................         3,662
                                                               --------
             Total.......................................      $ 11,215
                                                               ========


          The following table sets forth the net changes in the deposit activities of the Bank for the periods indicated:


                                                                    Year Ended December 31,
                                                       --------------------------------------------------
                                                         1996          1995          1994          1993
                                                       --------      --------      --------      --------
                                                                         (In Thousands)
Balance at beginning of period....................     $157,985      $155,734      $115,344      $114,605
Net deposits (withdrawals)........................       (5,611)       (4,004)       35,727        (3,325)
Interest credited.................................        6,323         6,255         4,693         4,064
                                                       --------      --------      --------      --------
Ending balance....................................      158,697       157,985       155,764       115,344
                                                       --------      --------      --------      --------
Net increase in deposits..........................     $    712      $  2,251      $ 40,420      $    739
                                                       ========      ========      ========      ========

Borrowings

          Savings deposits are the primary source of funds of the Bank's lending and investment activities and for its general business purposes. At December 31, 1996, the Bank had 7,610,000 in funds obtained from repurchase agreements outstanding. The Bank is a member of the Federal Home Loan Bank System.

Personnel

          As of December 31, 1996, the Bank had 60 full-time and 14 part-time employees. None of the Bank's employees is represented by a collective bargaining group. The Bank believes its relationship with its employees to be good.

REGULATION AND SUPERVISION

General

          The Bank is a New York State chartered stock savings bank and its deposit accounts are insured up to applicable limits by the FDIC. The Bank is subject to extensive regulation by the State of New York Banking Department (the "Department") as its chartering agency, and by the FDIC, as the deposit insurer. The Bank must file reports with the Department and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as establishing branches and mergers with, or acquisitions of, other depository institutions. There are periodic examinations by the Department and the FDIC to assess the Bank's compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which a savings bank may engage, and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulation, whether by the Department, the FDIC or through legislation, could have a material adverse impact on the Holding Company, the Bank, and their operations and stockholders. The Holding Company is also required to file certain reports with, and otherwise comply with the rules and regulations of, the FRB and the Department and the FDIC which administers the provisions of the Securities Exchange Act of 1934. Certain of the regulatory requirements applicable to the Bank and to the Holding Company are referred to below or elsewhere herein.

New York State Law

          The exercise by an FDIC-insured savings bank of the lending and investment powers of a savings bank under the New York State Banking Law is limited by FDIC regulations and other federal law and regulations. In particular, the applicable provisions of New York State Banking Law and regulations governing the investment authority and activities of an FDIC insured state-chartered savings bank have been substantially limited by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") and the FDIC regulations issued pursuant thereto.

          The Bank derives its lending, investment and other authority primarily from the applicable provisions of New York State Banking Law and the regulations of the Banking Department, as limited by FDIC regulations. Under these laws and regulations, savings banks, including the Bank, may invest in real estate mortgages, consumer and commercial loans, certain types of debt securities, including certain corporate debt securities and obligations of federal, state and local governments and agencies, certain types of corporate equity securities and certain other assets. Under the statutory authority for investing in equity securities, a savings bank may invest up to 7.5% of its assets in corporate stock, with an overall limit of 5% of its assets invested in common stock. Investment in the stock of a single corporation is limited to the lesser of 2% of the outstanding stock of such corporation or 1% of the savings bank's assets, except as set forth below. Such equity securities must meet certain earnings ratios and other tests of financial performance. A savings bank's lending powers are not subject to percentage of assets limitations, although there are limits applicable to single borrowers. A savings bank may also, pursuant to the "leeway" power, make investments not otherwise permitted under the New York State Banking Law. This power permits investments in otherwise impermissible investments of up to 1% of assets in any single investment, subject to certain restrictions and to an aggregate limit for all such investments of up to 5% of assets. Additionally, in lieu of investing in such securities in accordance with and reliance upon the specific investment authority set forth in the New York State Banking Law, savings banks are authorized to elect to invest under a "prudent person" standard in a wider range of debt and equity securities as compared to the types of investments permissible under such specific investment authority. However, in the event a savings bank elects to utilize the "prudent person" standard, it will be unable to avail itself of the other provisions of the New York State Banking Law and regulations which set forth specific investment authority. The Bank has not elected to conduct its investment activities under the "prudent person" standard. A savings bank may also exercise trust powers upon approval of the Department.

          New York State chartered savings banks may also invest in subsidiaries under their service corporation investment authority. A savings bank may use this power to invest in corporations that engage in various activities authorized for savings banks, plus any additional activities which may be authorized by the Banking Department. Investment by a savings bank in the stock, capital notes and debentures of its service corporations is limited to 3% of the bank's assets, and such investments, together with the bank's loans to its service corporations, may not exceed 10% of the savings bank's assets. Furthermore, New York banking regulations impose requirements on loans which a bank may make to its executive officers and directors and to certain corporations or partnerships in which such persons have equity interests. These requirements include, but are not limited to, requirements that (i) certain loans must be approved in advance by a majority of the entire board of directors and the interested party must abstain from participating directly or indirectly in the voting on such loan, (ii) the loan must be on terms that are not more favorable than those offered to unaffiliated third parties, and (iii) the loan must not involve more than a normal risk of repayment or present other unfavorable features.

          Under the New York State Banking Law, the Superintendent of Banks (the "Superintendent") may issue an order to a New York State chartered banking institution to appear and explain an apparent violation of law, to discontinue unauthorized or unsafe practices and to keep prescribed books and accounts.
Upon a finding by the Department that any director, trustee or officer of any banking organization has violated any law, or has continued unauthorized or unsafe practices in conducting the business of the banking organization after having been notified by the Superintendent to discontinue such practices, such director, trustee or officer may be removed from office after notice and an opportunity to be heard. The Bank does not know of any past or current practice, condition or violation that might lead to any proceeding by the Superintendent or the Department against the Bank or any of its trustees or officers.

Federal Deposit Insurance Corporation Improvement Act of 1991

          FDICIA primarily addressed the recapitalization of the Bank Insurance Fund ("BIF"), which insures the deposits of commercial banks and savings institutions. In addition, FDICIA established a number of new mandatory supervisory measures for savings institutions and banks.

          Standards for Safety and Soundness. FDICIA requires the federal bank regulatory agencies to prescribe regulatory standards for all insured depository institutions and depository institution holding companies relating to: (i) internal controls, information systems and audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; (v) asset growth; and (vi) compensation, fees and benefits. The compensation standards would prohibit employment contracts, compensation or benefit arrangements, stock option plans, fee arrangements or other compensatory arrangements that provide excessive compensation, fees or benefits or could lead to material financial loss. In addition the federal banking regulatory agencies are required to prescribe by regulation standards specifying: (i) maximum classified assets to capital ratios; (ii) minimum earnings sufficient to absorb losses without impairing capital; and (iii) to the extent feasible, a minimum ratio of market value to book value for publicly traded shares of depository institutions and depository institution holding companies. In November 1993, the federal banking agencies, including the FDIC, proposed regulations regarding the implementation of these standards.

          Other Deposit Insurance Reforms. FDICIA amended the FDI Act to prohibit insured depository institutions that are not well-capitalized from accepting brokered deposits unless a waiver has been obtained from the FDIC. Deposit brokers are required to register with the FDIC.

          Consumer Protection Provisions. FDICIA enacted consumer oriented provisions including a requirement of notice to regulators and customers for any proposed branch closing and provisions intended to encourage the offering of "lifeline" banking accounts and lending in distressed communities. FDICIA also requires depository institutions to make additional disclosures to depositors with respect to the rate of interest and the terms of their deposit accounts.

          Uniform Lending Standard. Under FDICIA, the federal banking agencies are required to adopt uniform regulations prescribing standards for extensions of credit that are secured by liens on interests in real estate or made for the purpose of financing the construction of a building or other improvements to real estate. Insured depository institutions must adopt and maintain written policies that establish appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards (including loan-to-value limits) that are clear and measurable, loan administration procedures, and documentation, approval and reporting requirements. The real estate lending policies must reflect consideration of the Interagency Guidelines for Real Estate Lending Policies (the "Interagency Guidelines") that have been adopted by the federal banking regulators.

          The Interagency Guidelines, among other things, require depository institutions to establish internal loan-to-value limits for real estate loans that are not in excess of the following supervisory limits: (i) for loans secured by undeveloped land, the supervisory loan-to-value limit is 65% of the value of the collateral; (ii) for land development loans, the supervisory limit is 75%; (iii) for loans for the construction of commercial, multi-family or other nonresidential property, the supervisory limit is 80%; (iv) for loans for the construction of one- to four- family properties, the supervisory limit is 85%; and (v) for loans secured by other improved property (e.g. farmland, commercial property and other income-producing property including non-owner-occupied, one- to four- family property) the supervisory limit is 85%.

          The Interagency Guidelines indicate that on a case-by-case basis it may be appropriate to originate or purchase loans with loan-to-value ratios in excess of the supervisory loan-to-value limits, based on the support provided by other credit factors. The aggregate amount of loans in excess of the supervisory loan-to-value limits, however, should not exceed 100% of total capital and the total of such loans secured by commercial, agricultural, multi-family and other non-one- to four- family residential properties should not exceed 30% of total capital.

          The supervisory loan-to-value limits do not apply to certain categories of loans including loans insured or guaranteed by the United States Government and its agencies or by financially capable state, local or municipal governments or agencies, loans backed by the full faith and credit of state governments, loans that are to be sold promptly after origination without recourse to a financially responsible party, loans that are renewed, refinanced or restructured in connection with a workout, loans to facilitate sales of real estate acquired by the institution in the ordinary course of collecting a debt previously contracted and loans where the real estate is not the primary collateral.

Insurance of Deposit Accounts

          The BIF has achieved the required reserve ratio of 1.25% of insured reserve deposits. Because of the recapitalization of the BIF, most BIF-insured savings banks and banks are paying insurance premiums of approximately 4 basis points or less. In addition, at December 31, 1996 the Bank held $31.9 million in deposits which are insured by the Savings Association Insurance Fund. The Bank paid $236,000 in federal deposit insurance premiums for the fiscal year ended December 31, 1996, as compared to $326,000 in 1995.

          Under the FDI Act, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance. At December 31, 1996, the Bank's capital exceeded the capital requirements imposed by the FDIC.

Capital Maintenance

          The FDIC has issued regulations that require BIF-insured banks, such as the Bank, to maintain minimum levels of capital. The regulations establish a minimum leverage capital ratio requirement of not less than 3.0% for banks in the strongest financial and managerial condition, with a CAMEL Rating of 1 (the highest examination rating of the FDIC for banks). For all other banks, the minimum leverage capital requirement is 3% plus additional capital of at least 100 to 200 basis points. Core capital (also referred to as "Tier 1 capital") is comprised of the sum of common stockholders' equity, non-cumulative perpetual preferred stock (including any related surplus) and minority interests in consolidated subsidiaries, minus all intangible assets (other than qualifying servicing rights).

          The FDIC also requires that savings banks meet a risk-based capital standard. The risk-based capital standard requires the maintenance of total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 8% and core capital to risk-weighted assets of at least 4%. In determining the amount of risk-weighted assets, all assets, plus certain off-balance sheet items, are multiplied by a risk-weight of 0% to 100%, based on the risks the FDIC believes are inherent in the type of asset or off-balance sheet item. The components of core capital are equivalent to those discussed above under the leverage capital ratio requirement. The components of supplementary capital currently include cumulative perpetual preferred stock, perpetual preferred stock, mandatory convertible securities, subordinated debt, intermediate preferred stock and allowance for possible loan and lease losses. Allowance for possible loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Overall, the amount of capital counted toward supplementary capital cannot exceed 100% of core capital.

Loans-to-One-Borrower Limitations

          With certain limited exceptions, a New York State chartered savings bank may not make unsecured loans or extend credit for commercial, corporate or business purposes (including lease financing) to a single borrower, the aggregate amount of which would be in excess of 15% of the bank's net worth. In addition, the Bank may make secured loans or extensions of credit to a single borrower which aggregate 25% of the Bank's net worth provided that the underlying collateral is valued in an amount equal to at least 10% of the Bank's net worth. The Bank currently complies with all applicable loans-to-one-borrower limitations.

Community Reinvestment Act

          Federal Regulation. Under the Community Reinvestment Act ("CRA"), as implemented by FDIC regulations, a savings institution has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the FDIC, in connection with its examination of a savings institution, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") amended the CRA to require, effective July 1, 1990, public disclosure of an institution's CRA rating and require the FDIC to provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system which replaced the five-tiered numerical rating system.

          New York State Regulation. The Bank is also subject to provisions of the New York State Banking Law which impose continuing and affirmative obligations upon banking institutions organized in New York State to serve the credit needs of its local community ("NYCRA") which are substantially similar to those imposed by the CRA. Pursuant to the NYCRA, a bank must file an annual NYCRA report and copies of all federal CRA reports with the Banking Department. The NYCRA requires the Banking Department to make an annual written assessment of a bank's compliance with the NYCRA, utilizing a four-tiered rating system, and make such assessment available to the public. The NYCRA also requires the Superintendent to consider a bank's NYCRA rating when reviewing a bank's application to engage in certain transactions, including mergers, asset purchases and the establishment of branch offices or automated teller machines, and provides that such assessment may serve as a basis for the denial of any such application. At December 31, 1996, the Bank complied with its NYCRA requirements.

          The Bank's CRA rating as of its latest examination was satisfactory.

Federal Reserve System

          Under Federal Reserve Board regulations, the Bank is required to maintain noninterest-earning reserves against its transaction accounts (primarily NOW and regular checking accounts). The Federal Reserve Board regulations generally require that reserves of 3% must be maintained against aggregate transaction accounts of $49.8 million or less (subject to adjustment by the Federal Reserve Board) and an initial reserve of $1.4 million plus 10% (which is subject to adjustment by the Federal Reserve Board between 8% and 14%) against that portion of total transaction accounts in excess of $49.8 million. The first $4.2 million of otherwise reservable balances (subject to adjustment by the Federal Reserve Board) are exempted from the reserve requirements. The Bank is in compliance with the foregoing requirements. Because required reserves must be maintained in the form of either vault cash, a noninterest-bearing account at a Federal Reserve Bank or a pass-through account as defined by the Federal Reserve Board, the effect of this reserve requirement is to reduce the Bank's interest-earning assets. FHLB System members are also authorized to borrow from the Federal Reserve Bank's "discount window," but Federal Reserve Board regulations require institutions to exhaust all FHLB sources before borrowing from a Federal Reserve Bank.

Holding Company Regulation

          The Holding Company is a registered bank holding company pursuant to the Bank Holding Company Act of 1956, as amended (the "BHCA"), after acquiring a majority of the common stock of the Bank issued in connection with the Reorganization. The Holding Company is subject to examination, regulation and periodic reporting under the BHCA, as administered by the FRB. The FRB has adopted capital adequacy guidelines for bank holding companies (on a consolidated basis) substantially similar to those of the FDIC for the Bank.
The Holding Company's capital  exceeds these requirements.

          A bank holding company is generally prohibited from engaging in, or acquiring direct or indirect control of any company engaged in, non-banking activities. One of the principal exceptions to this prohibition is for activities found by the FRB to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the FRB has determined by regulation to be so closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services: (iii) providing securities brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings and loan association. It is not clear to what extent, if any, the FRB will condition the approval of the Holding Company's ownership of a majority of the Bank's shares on the divestiture of all or part of any activities conducted through subsidiaries of the Bank. In the event that any activities require divestiture, it is likely that the Bank will discontinue such activities within a period of time following the closing of the Reorganization.

          Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the FRA on any extension of credit to the bank holding company or its subsidiaries, and on the acceptance of stocks or securities of such holding company or its subsidiaries as collateral, and on the acceptance of such stocks or securities as collateral for loans. In addition, related provisions of the FRA and FRB regulations limit the amount of, and establish required procedures and credit standards with respect to, loans and other extensions of credit to officers, directors and principal stockholders of the Bank, the Holding Company, any subsidiary of the Holding Company and related interests of such persons. Moreover, subsidiaries of bank holding companies are prohibited from engaging in certain tie-in arrangements (with the Holding Company or any of its subsidiaries) in connection with any extension of credit, lease or sale of property or furnishing of services.

          The Holding Company and the Bank will be affected by the monetary and fiscal policies of various agencies of the United States Government, including the Federal Reserve System. In view of changing conditions in the national economy and in the money markets, it is impossible for management of the Holding Company to accurately predict future changes in monetary policy or the effect of such changes on the business or financial condition of the Holding Company.

FEDERAL AND STATE TAXATION

Federal Taxation

     For federal income tax purposes, the Bank files a federal income tax return on a calendar year basis. Following the completion of the Reorganization, the Holding Company will own less than 80% of the outstanding Common Stock of the Bank. As such, the Holding Company will not be permitted to file a consolidated federal income tax return with the Bank. Because the Holding Company has nominal assets other than the stock of the Bank, it will initially have no material federal income tax liability.

     The Holding Company and the Bank are subject to the rules of federal income taxation generally applicable to corporations under the Internal Revenue Code of 1986, as amended (the "Code"). Most corporations are not permitted to make deductible additions to bad debt reserves under the Code. However, savings and loan associations and savings banks such as the Bank, which meet certain tests prescribed by the Code may benefit from favorable provisions regarding deductions from taxable income for annual additions to their bad debt reserve. For purposes of the bad debt reserve deduction, loans are separated into "qualifying real property loans," which generally are loans secured by interests in real property, and non-qualifying loans, which are all other loans. The bad debt reserve deduction with respect to non-qualifying loans must be based on actual loss experience. The amount of the bad debt reserve deduction with respect to qualifying real property loans may be based upon actual loss experience (the "experience method") or a percentage of taxable income determined without regard to such experience (the "percentage of taxable income method").

     The Bank has elected to use the method that results in the greatest deduction for federal income tax purposes, which historically had been the percentage of taxable income method. The amount of the bad debt deduction that a thrift institution may claim with respect to additions to its reserve for bad debts is subject to certain limitations. First, the full deduction is available only if at least 60% of the institution's assets fall within certain designated categories. Second, under the percentage of taxable income method the bad debt deduction attributable to "qualifying real property loans" cannot exceed the greater of (i) the amount deductible under the experience method or (ii) the amount which, when added to the bad debt deduction for non-qualifying loans, equals the amount by which 12% of the sum of the total deposits and the advance payments by borrowers for taxes and insurance at the end of the taxable year exceeds the sum of the surplus, undivided profits, and reserves at the beginning of the taxable year. Third, the amount of the bad debt deduction attributable to qualifying real property loans computed using the percentage of taxable income method is permitted only to the extent that the institution's reserve for losses on qualifying real property loans at the close of the taxable year does not exceed 6% of such loans outstanding at such time.

     Deferred income taxes arise from the recognition of certain items of income and expense for tax purposes in years different from those in which they are recognized in the financial statements. In February 1992, the FASB issued SFAS 109 "Accounting for Income Taxes." The Bank currently is accounting for income taxes in accordance with SFAS No. 109. The liability method accounts for deferred income taxes by applying the enacted statutory rates in effect at the balance sheet date to differences between the book cost and the tax cost of assets and liabilities. The resulting deferred tax liabilities and assets are adjusted to reflect changes in tax laws. SFAS 109 was implemented by the Bank, effective January 1, 1993.

     The Bank is subject to the corporate alternative minimum tax which is imposed to the extent it exceeds the Bank's regular income tax for the year. The alternative minimum tax will be imposed at the rate of 20% of a specially computed tax base. Included in this base will be a number of preference items, including the following: (i) 100% of the excess of a thrift institution's bad debt deduction over the amount that would have been allowable on the basis of actual experience; and (ii) interest on certain tax-exempt bonds issued after March 7, 1986. In addition, for purposes of the new alternative minimum tax, the amount of alternative minimum taxable income that may be offset by net operating losses is limited to 90% of alternative minimum taxable income.

     The Internal Revenue Service has examined the federal income tax return for the fiscal year ended 1992; the fiscal year-end tax returns for 1991, 1993, 1994 and 1995 remain open. See Note 12 to the Financial Statements.

State Taxation

     The Bank is subject to the New York State Franchise Tax on Banking Corporations in an annual amount equal to the greater of (i) 9% of the Bank's "entire net income" allocable to New York State during the taxable year, or (ii) the applicable alternative minimum tax. The alternative minimum tax is generally the greater of (a) 0.01% of the value of the Bank's assets allocable to New York State with certain modifications, (b) 3% of the Bank's "alternative entire net income" allocable to New York State, or (c) $250. Entire net income is similar to federal taxable income, subject to certain modifications (including the fact that net operating losses cannot be carried back or carried forward) and alternative entire net income is equal to entire net income without certain modifications.

ITEM 2.   Properties
-------   ----------

     The Bank conducts its business through its main office located in Oswego, New York, and four full service branch offices located in Oswego County. The following table sets forth certain information concerning the main office and each branch office of the Bank at December 31, 1996. The aggregate net book value of the Bank's premises and equipment was $3.4 million at December 31, 1996. For additional information regarding the Bank's properties, see Note 6 to Notes to Financial Statements.

LOCATION                   OPENING DATE  OWNED/LEASED   ANNUAL RENT
-------------------------  ------------  -------------  -----------

Main Office                        1874  Owned                   --
-------------------------
214 West First Street
Oswego, New York  13126

Plaza Branch                       1989  Owned (1)               --
-------------------------
Route 104, Ames Plaza
Oswego, New York  13126

Mexico Branch                      1978  Owned                   --
-------------------------
Norman & Main Streets
Mexico, New York  13114

Oswego East Branch                 1994  Owned                   --
-------------------------
34 East Bridge Street
Oswego, New York  13126

Fulton Branch                      1994  Owned                   --
-------------------------
114 Oneida Street
Fulton, New York  13068

------------------------------------
(1)  The property is owned; the underlying land is leased.

ITEM 3. Legal Proceedings
-------------------------

     There are various claims and lawsuits to which the Bank is periodically involved incident to the Bank's business. In the opinion of management, such claims and lawsuits in the aggregate are immaterial to the Bank's financial condition and results of operations.

ITEM 4. Security Ownership of Certain Beneficial Owners and Management
----------------------------------------------------------------------

     The information contained under the sections captioned "Stock Ownership of Management" is incorporated by reference to the Bank's Proxy Materials for its Annual Meeting of Stockholders.

                                    PART II

ITEM 5. Market for Bank's Common Stock and Related Security Holder Matters
--------------------------------------------------------------------------

     The "Market for Common Stock" section of the Bank's Annual Report to Stockholders is incorporated herein by reference.


ITEM 6. Selected Financial Data
-------------------------------

     The Financial Statements for the year ended December 31, 1996 are filed as a part of this Form F-2.


ITEM 7. Management's Discussion and Analysis of Financial Condition and
-----------------------------------------------------------------------
        Results of Operations
        ---------------------

     The "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the Bank's Annual Report to Stockholders is incorporated herein by reference.


ITEM 8. Financial Statements and Supplementary Data
---------------------------------------------------

     The material identified in Item 11(a)(1) hereof is incorporated herein by reference.

                                 PART III
                                 --------


ITEM 9. Directors and Principal Officers of the Bank
----------------------------------------------------

     (a) Information concerning the directors of the Bank is incorporated by reference hereunder in the Bank's Proxy Materials for the Annual Meeting of Stockholders.

     (b) Set forth below is information concerning the Principal Officers of the Bank.


   Name                      Age           Positions Held With the Bank
-----------                  ---   ---------------------------------------------

Chris C. Gagas                 65    Chairman of the Board, President
                                     and Chief Executive Officer

Anita J. Austin                47    Internal Auditor

Melissa A. Dashnau             39    Vice President, Secretary

James A. Dowd, CPA             29    Controller

Edgar J. Manwaring             51    Vice President--Lending

Gregory L. Mills               36    Vice President, Director of Marketing,
                                     Branch Administrator

W. David Schermerhorn          36    Vice President-Lending

Thomas W. Schneider            35    Vice President and Chief Financial Officer

Barry S. Thompson              42    Senior Vice President, Compliance Officer
                                     and Security Officer


ITEM 10. Management Compensation and Transactions
-------------------------------------------------

     Information with respect to management compensation and transactions required under this item is incorporated by reference hereunder in the Bank's Proxy Materials for the Annual Meeting of Stockholders under the caption "Compensation".

                                 PART IV
                                 -------


1.      Exhibits, Financial Statement Schedules, and Reports on Form F-3
------------------------------------------------------------------------

(a)(1)  Financial Statements
        --------------------

 The exhibits and financial statement schedules filed as a part of this Form F-2 are as follows:

          (A)  Independent Auditors' Report;

          (B)  Consolidated Balance Sheets - December 31, 1996 and 1995.

          (C) Consolidated Statements of Income - years ended December 31, 1996, 1995 and 1994;

          (D) Consolidated Statements of Stockholders' Equity - years ended December 31, 1996, 1995 and 1994

          (F) Consolidated Statements of Cash Flows - years ended December 31, 1996, 1995 and 1994; and

          (G)  Notes to Consolidated Financial  Statements.

(a)(2)  Financial Statement Schedules
        -----------------------------

    All financial statement schedules have been omitted as the required information is inapplicable or has been included in the Notes to Financial Statements.

(b)     Reports on Form F-3
        -------------------

     The Bank has not filed a Current Report on Form F-3 during the fourth quarter of the fiscal year ended December 31, 1995.


(c)     Exhibits
        --------

        (1) Articles of Incorporation and Bylaws (incorporated by reference to Exhibits (1)(C) and (1)(D) of the Bank's Form F-1 Registration Statement filed with the FDIC on December 9, 1994, the "Form F-1 Registration Statement")

        (2) Instruments defining the rights of security holders, including debentures (Not Applicable).

        (3)   Material contracts

              (A)  Employment Agreement (incorporated by reference to Exhibit
                   (7)(D) of the Bank's Form F-1 Registration Statement)

        (4)   Statements re: computation of per share earnings (Not Applicable)

        (5)   Statements re: computation of ratios (Not Applicable)

        (6)   1996 Annual Report to Stockholders

        (7)   Letter re: change in accounting principals (Not Applicable)

        (8)   Previously unfiled documents   (None)

        (9)   Subsidiaries of the Bank  (Not Applicable)

                                   Signatures

     Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Oswego City Savings Bank


Date:   March 29, 1997                       By: /s/ Chris C. Gagas
                                                 -----------------------
                                                 Chris C. Gagas
                                                 President and Chief Executive
                                                 Officer

     Pursuant to the requirements of the Securities Exchange of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.



By: /s/ Chris C. Gagas                       By: /s/ Thomas W. Schneider
    --------------------------                   -----------------------------
    Chris C. Gagas, President,                   Thomas W. Schneider,
    Chief Executive Officer and                  Vice President,
    Chairman of the Board                        and Chief Financial Officer
    (Principal Executive Officer)                (Principal Financial Officer)

Date: March 29, 1997                         Date: March 29, 1997



By: /s/ James A. Dowd                        By: /s/ Chris R. Burritt
    --------------------------                   -----------------------------
    James A. Dowd, Controller                    Chris R. Burritt, Director
    (Principal Accounting Officer)

Date: March 29, 1997                         Date: March 29, 1997



By: /s/ Bruce E. Manwaring                   By: /s/ Raymond W. Jung
    --------------------------                   -----------------------------
    Bruce E. Manwaring., Director                Raymond W. Jung,  Director

Date: March 29, 1997                         Date: March 29, 1997



By: /s/ L. William Nelson, Jr.               By: /s/ Victor S. Oakes
    --------------------------                   -----------------------------
    L. William Nelson, Jr., Director             Victor S. Oakes, Director

Date: March 29, 1997                         Date: March 29, 1997


By: /s/ Lawrence W. O'Brien                  By: /s/ Corte J. Spencer
    ------------------------------               -----------------------------
    Lawrence W. O'Brien, Director                Corte J. Spencer, Director

Date: March 29, 1997                         Date: March 29, 1997

                                                                       EXHIBIT 6



                                   EXHIBIT 6

                      1996 ANNUAL REPORT TO STOCKHOLDERS

1996 Annual Report

Oswego City Savings Bank



                             [PHOTOS APPEAR HERE]


                                   Looking
                                   Forward
                                   To Your
                                   Future

1996 Annual Report

About the Cover

In 1996, Oswego City Savings Bank adopted the slogan: "Looking Forward To Your Future." The photos on the cover are from three new television commercials that depict "slice of life" situations where City Savings provides services and benefits to our customers.


Mission Statement

Oswego City Savings Bank is an independent growth-oriented Bank. Our goal is to serve the needs of our clients, community, and employees by being the best provider of banking services. We are committed to being the leader in community development, employee excellence, and assisting our clients in achieving their financial objectives.


Table of Contents
Letter to Shareholders......................................................  1
Progressive, Supportive, Reliable...........................................  2
Financial Highlights........................................................  4
Management Discussion and Analysis..........................................  5
Independent Auditors' Report................................................ 13
Financial Statements
Statements of Conditions.................................................... 14
 Statements of Income....................................................... 15
 Statements of Changes in Shareholders' Equity.............................. 16
 Statements of Cash Flows................................................... 17
Notes to Financial Statements............................................... 18
Officers, Directors and Managers............................................ 28
Services and Shareholder Information........................................ 29

                                                  Looking Forward To Your Future

                                                    A Letter to Our Shareholders

                             [PHOTO APPEARS HERE]

It is my pleasure to present Oswego City Savings Banks second Annual Report to Shareholders. In our first full year as a publicly-owned stock bank, Oswego City Savings Bank has continued its tradition of growth and success.

     The Bank was enlarged by the addition of three new offices to the Loan Department during a complete remodeling of the Second Street entrance, marking the completion of our 10-year plan to remodel the Main Office. At the same time, the parking lot was enlarged and reconfigured to include new lighting, signage and improved aesthetics.

     Advertising and marketing of Bank services has also expanded into new forms of media. For the first time, the Bank utilized television advertising. In addition, we will be adding a web site for the convenience of customers.

     In our 138th year, we look forward to continuing to offer the latest in financial services in an efficient and customer-friendly manner. This year, we increased our electronic banking facilities with the addition of an ATM in Mexico, N.Y. Our Commercial Loan Department has been very successful with total commercial real estate loans increasing approximately $4 million to $13.5 million and commercial business loans increasing approximately $1.7 million to $5.6 million. In our ongoing effort to expand the availability of services, we were successful in becoming a member of the Federal Home Loan Bank of New York. Also, in the Spring of 1996, we started our Investment Center. We were very pleased with the success, reception and contribution to profits of our first seven months of operation.

     We conduct our Investment Center operations in conjunction with Linsco/Private Ledger, a registered broker/dealer, investment advisor and member NASD/SIPS.

     Our efforts to expand products and services to the communities we serve earned a much coveted "Business of the Month" award from the Greater Oswego Chamber of Commerce. We continue to strengthen our leadership role in the community through the success of these efforts and in our responsiveness in supporting community needs and projects.

     The Board of Directors of the Bank has announced its intention to file for admission to the NASDAQ Over the Counter Small Capitalization Market. Also announced was the Adoption of Agreement and Plan of Reorganization to form a Mid-Tier Stock Holding Company. The Mid-Tier Holding Company structure will allow Oswego City Savings Bank to retain the benefits of a mutual holding company structure and, at the same time, afford the Bank many of the opportunities available to stock holding companies that are not currently available in a mutual holding company structure.

     The Mid-Tier structure will offer the Bank and the holding company greater flexibility to structure and complete mergers and acquisitions, to diversify operations, and to repurchase outstanding shares of common stock.

     The financial details in this Annual Report reflect our operating results and our financial condition for the fiscal year ended December 31, 1996. Your Bank continued to grow through emphasis on recurring core earnings and high asset quality. Total assets increased $9.2 million to $189 million, while shareholders' equity grew to $21.4 million. Net income for the year was $1.3 million, an increase of $282,000. Earnings were impacted by two significant events. A reserve was established in the amount of $420,000 in recognition of possible loan losses resulting from the bankruptcy of Bennett Funding Group, and an FDIC imposed settlement of SAIF insurance premium of $160,000.

     With another year of success and growth behind us, we look forward to continuing the Bank's long record of achievement in the next year. The Bank reaffirms its commitment to creating enhanced value for its customers, employees, shareholders and the community it serves. Toward that end, our goals in 1997 include continued growth in assets, expansion of products and services, increased employee and customer pride, and enhanced return to shareholders. We are confident that we will continue to grow and succeed in the next year.

     Sincerely,

     /s/ Chris C. Gagas

     Chris C. Gagas
     Chairman, President
     and Chief Executive Officer

1996 Annual Report

Progressive, Supportive, Reliable

                             [PHOTO APPEARS HERE]

Chuck Handley, owner of Burke's Home Centers, discovered the convenience and benefits of our Business Manager program.

                             [PHOTO APPEARS HERE]

As part of our Young Investors savings account promotion in Fulton, we opened 128 new accounts in six weeks. Chris Gagas, center, joined Fulton Branch Manager Jeannine Crahan (l) and Fulton Branch Assistant Manager Tona Kempston(r) to award prizes in a drawing that was part of the promotion.

                             [PHOTO APPEARS HERE]

Prestige Plus accounts helped make higher interest on checking more easily accessible for our senior banking customers while providing support for businesses and community organizations in each office location.


Building Business...

In addition to the growth we experienced as a bank, we are literally "building businesses" with extensive commercial financing activity. In fact, the bank's commercial loan department provided more than $5 million in financing for a variety of projects in Oswego County during 1996.

     In Mexico, we enabled the construction of a McDonald's Restaurant and Sunrise Food Store-right at the village's busiest four corners and right across the street from our Mexico office. In fact, the Sunrise-Mexico is our first off-site ATM location.

     In Fulton, we financed construction of a Rite Aid Drug Store that brought new jobs and a welcome addition to the local landscape.

     In Oswego, we worked with Oswego County Opportunities to provide financing for the construction of an urgently needed health center; and we also financed the construction of a nearby Dairy Queen Restaurant.


Making Dreams Come True...

We've been making dreams come true for families in Oswego County for nearly 138

                                                  Looking Forward To Your Future

                             [PHOTO APPEARS HERE]

Tona Kempston, left, Fulton branch assistant manager, joins Chris Gagas, far right, in congratulating the Canham family on winning a pair of Syracuse University Football season tickets.

                             [PHOTO APPEARS HERE]

Elmer Little, one of our most treasured, long-standing customers, has seen us grow and strengthen both our assets and presence in our local community.

                             [PHOTO APPEARS HERE]

A cooperative promotion with Sunrise Food Stores drove traffic to the bank to open checking or savings accounts.



years. During that time we've issued hundreds of home mortgages, auto loans, college loans and helped many a new business get started or a successful business expand.


Planning Financial Security...

We've made it easier than ever for our customers to get sensible investment advice and get them started on a secure financial future. Every City Savings Bank office is home to "The Investment Center"-offering a FREE consultation with an investment professional. Our customers don't have to wait for approval calls from Cleveland or New York to get things started. Their personal investment advisor is right where they do their banking.


Oswego City Savings Bank is more than a source of funding and investment.

We are an integral part of the lives of our investors and shareholders. Whether it's commercial financing for a new or growing enterprise; investment services to help make futures bright; or reaching out to our communities-City Savings is there with the heart, hands and capital for success.

1996 Annual Report

Financial Highlights


On November 15, 1995, the Bank completed its reorganization into a mutual holding company. As part of the reorganization, the Bank organized a new state-chartered stock savings bank (the "Savings Bank") and transferred substantially all its assets and liabilities to the Savings Bank in exchange for a majority of the common stock of the Savings Bank outstanding upon consummation of the reorganization. The Savings Bank retained the name Oswego City Savings Bank.

Concurrent with the reorganization, 881,666 shares of the Savings Bank's common stock were sold at $7.50 per share. As of December 31, 1996, the Savings Bank's total assets and shareholders' equity were $189.9 million and $21.4 million, respectively.

Oswego City Savings Bank's common stock currently trades on the Electronic Bulletin Board under symbol "PBHC".


                                           1996       1995       1994       1993       1992
-------------------------------------------------------------------------------------------
FOR THE YEAR (In Thousands)
   Interest Income                      $13,213    $12,205    $10,443     $9,858    $10,074
   Interest Expense                       6,414      6,259      4,697      4,062      5,204
   Net Interest Income                    6,799      5,946      5,746      5,796      4,870
   Net Income                             1,272        990      1,146      1,802      1,301

PER COMMON SHARE
   Net Income:
     Primary                               0.68       0.10(a)      NA         NA         NA
   Fully diluted                           0.68       0.10(a)      NA         NA         NA
   Book Value                             10.83      10.50         NA         NA         NA
   Stock Price:
     IOP                                  7.500      7.500
     High                                10.650     10.750         NA         NA         NA
     Low                                  8.000      8.375         NA         NA         NA
     Close                                9.375     10.500         NA         NA         NA

YEAR END (In Thousands)
   Total assets                        $189,937   $180,752   $170,715   $129,270   $126,757
   Interest-earning deposits at
     other financial institutions         1,550      8,200     13,627      7,962      3,213
   Investment securities                 36,673     44,932     48,135     33,776     31,427
   Mortgage-backed securities            22,829      7,953        992      1,408      2,542
   Loans Receivable, net:
     Real estate                         99,047     91,023     83,563     74,150     74,710
     Consumer and other                   9,695      9,126      6,105      4,663      3,656
       Total loans receivable, net      108,742    100,149     89,668     78,813     78,366
   Intangible assets                      3,921      4,236      4,552         --         --
   Deposits                             158,998    158,324    155,764    115,344    114,605
   Borrowed funds                         7,610         --         --         --         --
   Notes Payable ESOP                       486        425         --         --         --
   Equity                                21,390     20,751     13,990     12,953     11,151

SELECTED PERFORMANCE RATIOS
   Return on average assets                0.69%      0.56%      0.74%      1.40%      1.05%
   Return on average equity                6.09       6.31       8.20      14.99      12.26
   Return on tangible equity               7.28       5.99      12.14      13.91      11.67
   Average equity to average assets       11.32       8.84       9.00       9.33       8.58
   Equity to total assets                 11.26      11.47       8.19      10.02       8.80
   Net interest rate spread                3.88       3.72       4.01       4.68       4.10
   Noninterest expense to total assets     2.82       2.94       2.83       2.72       2.70
   Nonperforming loans to
     net loans receivable                  0.92       0.92       1.24       1.00       1.12
   Nonperforming assets to
     total assets                          0.83       0.83       1.01       1.24       1.62
   Allowance for loan losses
     to net loans receivable               0.83       0.35       0.35       0.36       0.38
   Number of full service offices             5          5          5          3          3


(a) Earnings per share for 1995 are based on the period from November 15,1995 to December 31, 1995.

                                                  Looking Forward To Your Future

                                            Management's Discussion and Analysis

General

The Bank's net income is primarily dependent on its net interest income, which is the difference between interest income earned on its investments in mortgage loans, investment securities and other loans, and its cost of funds consisting of interest paid on deposits and other borrowings. The Bank's net income also is affected by its provision for loan losses, as well as by the amount of noninterest income, including income from fees and service charges, net gains and losses on sales of securities, and noninterest expense such as employee compensation and benefits, deposit insurance premiums, occupancy and equipment costs, data processing costs and income taxes. Earnings of the Bank also are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond the control of the Bank. In particular, the general level of market interest rates tends to be highly cyclical.

On January 14, 1997, the Board of Directors adopted an Agreement and Plan of Reorganization to reorganize the Bank and its existing mutual holding company into a two-tier mutual holding company structure (the "Reorganization") with the establishment of a state chartered corporation as the stock holding company parent of the Bank. Upon completion of the Reorganization, Pathfinder Bancorp, MHC, the Bank's existing mutual holding company, will own a majority of the common stock of the new stock holding company, which will own 100% of the common stock of the Bank. The Reorganization would be implemented pursuant to an Agreement and Plan of Reorganization which must be approved by the Bank's stockholders and regulatory authorities. Pursuant to the Reorganization, each share of Bank common stock held by existing stockholders of the Bank would be exchanged for a share of common stock of the stock holding company. The Reorganization of the Bank would be structured as a tax-free reorganization and would be accounted for in a manner similar to a pooling of interests.

On February 6, 1995, the New York Superintendent of Banks ("Superintendent") was appointed conservator of Nationar, a New York chartered commercial bank owned by savings banks throughout the state. At February 6, 1995, the Bank was a stockholder and customer of Nationar. Nationar performed correspondent banking services including check clearing, demand deposits, and overnight interest-bearing deposits. The Superintendent froze all assets of Nationar at the time he was appointed conservator. At February 6, 1995, the Bank had a total of $3.0 million on deposit with Nationar of which $1.7 million was used to fund check clearing and $1.2 million was recorded as federal funds sold. The Superintendent has been actively liquidating the businesses and affairs of Nationar. A provision for possible losses of $240,000 was made for the year ended December 31, 1995. On June 27, 1996, and on December 20, 1996, distributions of $1.4 million and $979,000 were made from the Nationar estate to settle all accepted claims of the Bank. The distribution represents a 100% settlement on all accepted claims, either accorded priority or characterized as a general claim, and a settlement of post-possession amounts due to the estate of Nationar by the Bank (including $92,000 for debenture claims, unpaid fees, and interest). In connection with this settlement, the Bank charged $177,000 against the $240,000 reserve established during 1995, and recognized income of $65,000 associated with the remaining reserve recovery during 1996. At December 31, 1996, the Bank had outstanding claims against the Nationar estate of $92,000 for capital debentures. On February 5, 1997, motion papers filed with the court indicated that the Superintendent is seeking to pay interim dividends of an unspecified amount to accepted claims for subordinated debentures.

In June 1994 the Bank entered into an agreement with the RTC whereby it assumed deposits totaling $42.3 million that are insured by the Savings Association Insurance Fund ("SAIF"), and acquired net assets totaling $118,000 (consisting of cash on hand and consumer and other loans) (the "Acquisition"). As part of the Acquisition, the Bank exercised its option to purchase the physical facilities of two branch locations in Oswego and Fulton, New York. Of the $42.3 million in deposit liabilities assumed, $24.5 million consisted of noninterest bearing checking, interest bearing checking and savings deposit accounts, and $17.8 million consisted of certificates of deposit. The average weighted yield of the deposit liabilities assumed was 3.0%. In connection with this transaction the Bank paid to the RTC a premium of $4.7 million. The premium, recorded as goodwill, is being amortized over a 15 year period. Consequently, the Bank received cash totaling $37.4 million. Management believes that the Acquisition has helped the Bank to increase its presence in its local market by increasing its depositors and customer base.

As a result of the Acquisition, the Bank's customer deposits are comprised of funds insured by either the Bank Insurance Fund ("BIF") or the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation (FDIC"). At December 31, 1996, approximately $127.1 million and $31.9 million of the Bank's deposits were insured by the BIF and SAIF, respectively. Both the BIF and the SAIF are statutorily required to be recapitalized to a 1.25% of insured reserve deposits ratio. While the BIF has reached the required reserve ratio, the SAIF was not expected to be recapitalized, through normal assessments, until 2002 at the earliest. Consequently, BIF assessments were significantly lower than SAIF assessments. On September 30, 1996, President Clinton signed the Omnibus Consolidated Appropriations Act. Among the law's many provisions, is the Deposit Insurance Funds Act of 1996 which provides a resolution of the BIF-SAIF premium disparity. As part of that resolution, the Bank was charged a one-time special assessment of $167,000 on it's SAIF deposits. The Bank's total deposit insurance assessments for 1997 is expected to be approximately $35,000.

On March 29, 1996, Bennett Funding Group, Inc., head-quartered in Syracuse, NY filed for Chapter 11 bankruptcy protection from its creditors. At March 29, 1996, Oswego City Savings Bank had credit extended on lease financing investments through Bennett Funding Group, Inc. and its affiliates of approximately $1.1 million, in the aggregate. The credit was extended through the purchase of three separate pools of lease financing packages. One package, an insured consumer receivable pool of approximately $470,000 secured by timeshare financing contracts, was paid in full satisfaction in November 1996. A second package is an interim financing contract for $500,000 to provide pipeline financing for leases which have yet to be packaged and sold. The third package, for approximately $175,000, is a pool collateralized by individual equipment leases. Based upon media reports of alleged charges by the Securities and Exchange Commission, the U.S. Attorney's office in New York City, and the trustee appointed to administer the affairs of Bennett Funding Group
(the "Trustee") some of the underlying collateral for the lease financing may be fraudulent. Based upon reports published by the Trustee, the Bank has made a specific provision for loan

1996 Annual Report

Management's Discussion and Analysis


losses for 1996 to cover potential losses associated with the Bennett lease investments of $420,000. Based on preliminary settlement discussions with the trustee, management believes no additional reserves are necessary.

Business Strategy

The Bank's business strategy is to operate as a well-capitalized, profitable and independent community-oriented savings bank dedicated to providing quality customer service. Generally, the Bank has sought to implement this strategy by emphasizing retail deposits as its primary source of funds and maintaining a substantial part of its assets in locally-originated residential first mortgage loans and in investment securities. Specifically, the Bank's business strategy incorporates the following elements: (i) operating as a community-oriented financial institution, maintaining a strong customer base; (ii) maintaining capital in excess of regulatory requirements; (iii) emphasizing investment in one-to-four family residential mortgage loans, and investment securities; and
(iv) maintaining a strong retail deposit base.

Highlights of the Bank's business strategy are as follows:

Community-Oriented Institution.

The Bank is committed to meeting the financial needs of its customers in Oswego County, New York, the county in which it operates. The Bank believes it is large enough to provide a full range of personal and business financial services, and yet is small enough to be able to provide such services on a personalized and efficient basis. Management believes that the Bank can be more effective in servicing its customers than many of its non-locally headquartered competitors because of the Bank's ability to quickly and effectively provide senior management responses to customer needs and inquiries. The Bank's ability to provide these services is enhanced by the stability of the Bank's senior management, which has an average tenure with the Bank of over 14 years.

Management believes that the June 1994 acquisition of two branches has enhanced the Bank's ability to serve the communities of Oswego County. The Bank intends to use the two-tier holding company structure to maintain the Bank as a community-oriented, independent savings institution.

Capital and Asset Growth.

The Bank's shareholders' equity has increased from $11.2 million at December 31, 1992 to $21.4 million at December 31, 1996. The Bank's ratio of shareholders' equity to total assets was 11.3% at December 31, 1996. The Bank's total assets have increased by $63.2 million, or 49.8%, since December 31, 1992.

Emphasis on Residential Mortgage Lending and Investment Securities.

Since its inception, the Bank has emphasized residential real estate financing and anticipates a continued commitment to financing the purchase or improvement of residential real estate in its market area. Historically, the Bank has not been an active purchaser of loans or loan participations. To supplement local mortgage loan originations, the Bank invests in investment securities consisting primarily of investment grade corporate debt instruments, securities issued by the United States Government, state and municipal obligations, mutual funds, equity securities, and mortgage-backed securities. By investing in these types of assets, the bank has reduced the credit risk of its asset base in exchange for lower yields than would typically be available on commercial real estate loans and multi-family real estate loans.

At December 31, 1996, 90.7% of the Bank's total loan portfolio consisted of loans secured by real estate. In addition, at December 31, 1996, 31.3% of the Bank's total assets consisted of investment securities. Generally, the yield on mortgage loans originated by the Bank is greater than that of investment securities and mortgage-backed securities purchased by the Bank.

Strong Retail Deposit Base.

The Bank has a relatively strong retail base drawn from the five full-service offices (including branches acquired in the Acquisition) in its market area. At December 31, 1996, 54.2% of the Bank's deposit base of $159.0 million consisted of core deposits, which included non-interest-bearing demand account, NOW accounts, passbook and club savings accounts and money market deposit accounts. In connection with the Acquisition, the Bank assumed $42.3 million of deposit liabilities of which $24.5 million consisted of non-interest bearing checking, interest-bearing checking and savings deposit accounts, and $17.8 million consisted of certificates of deposit. Core deposits are considered to be a more stable and lower cost source of funds than certificates of deposit or outside borrowings. The Bank will continue to emphasize retail deposits by maintaining its network of full service offices, and providing depositors with a full range of accounts.


Asset and Liability Management-Interest Sensitivity Analysis

The extent to which such assets and liabilities are "interest rate sensitive" is measured by an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and that amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to positively affect net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to positively affect net interest income while a positive gap would tend to adversely affect net interest income.

The Bank does not originate fixed interest rate loans with terms exceeding 20 years. In addition, ARM loans are originated with terms that provide that the interest rate on such loans cannot adjust below the initial rate. The Bank has attempted to increase the interest rate sensitivity of its investment portfolio by staggering the maturity dates of its investments and by purchasing investment securities with maturities generally between two and five years. In addition, the Bank has sought to extend the terms of its liabilities. In this regard, the Bank has on occasion offered certificates of

                                                  Looking Forward To Your Future

                                            Management's Discussion and Analysis


deposits with three and four year terms which allow depositors to make a one-time election, at any time during the term of the certificate of deposit, to adjust the rate of the certificate of deposit to the then prevailing rate for a certificate of deposit with the same term.

At December 31, 1996, the total interest bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $12.3 million, representing a cumulative one-year gap ratio of a negative 7.02%. The Bank has an Asset-Liability Management Committee which is responsible for reviewing the Bank's assets and liability policies. The Committee meets monthly on a formal basis and reports to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements.

Gap Table

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1996, expected to reprice or mature based upon certain assumptions in each of the future time periods shown.


Amounts Maturing or Repricing
                                            Within    3 to 12      1 to 3      3 to 5     5 to 10   More than
                                          3 Months     Months       Years       Years       Years    10 Years     Total
------------------------------------------------------------------------------------------------------------------------
                                                                 ( Dollars In Thousands)
Interest-earning assets:
Real estate loans:
Residential one-to-four family:
   Market index ARM's                      $17,927   $ 21,461    $  2,771    $    847    $    471          --  $ 43,477
   Fixed rate                                  376      1,737       7,787       6,864       9,573       2,640    28,977
   Commercial and multi-family:
   ARM's                                     3,028      4,726       2,469         319          --          --    10,542
   Fixed                                        74        341       1,507       1,375       2,623       1,739     7,659
   Home equity fixed rate loans                117        367       1,121       1,352       1,923          --     4,880
   Home equity line of credit                4,203         --          --          --          --          --     4,203
   Consumer loans                              339        802       2,480          36          --          --     3,657
   Commercial business loans                   822      2,523       2,754         524          --          --     7,052
   Mortgage-backed securities                3,037      3,829       3,714       3,848       4,818       3,720    22,966
   Investment securities (1)                 2,758      5,845      12,148       1,664      11,306       2,119    35,054
   Interest earning deposits at other
     financial institutions                  1,550         --          --          --          --          --     1,550
------------------------------------------------------------------------------------------------------------------------
       Total interest-earning assets       $34,231   $ 41,631    $ 36,751    $ 16,829    $ 30,714     $10,218  $170,017
========================================================================================================================

Interest-bearing liabilities:
   Passbook accounts                       $ 4,922   $ 15,424    $ 22,972    $ 22,316          --          --  $ 65,634
   NOW accounts                              1,940      5,734       5,408          --          --          --    13,082
   Money market accounts                       174         --          --          --          --          --       174
   Certificate accounts                     14,890     37,476      15,504       1,981       2,615          --    72,466
     Repurchase agreements                   7,610         --          --          --          --          --     7,610
------------------------------------------------------------------------------------------------------------------------
       Total interest-bearing
         liabilities                       $29,536   $ 58,634    $ 43,884    $ 24,297    $  2,615          --  $158,966
========================================================================================================================
Interest-earning assets less interest-
bearing liabilities ("interest rate
sensitivity gap")                            4,695    (17,003)     (7,133)     (7,468)     28,099      10,218
Cumulative excess (deficiency) of
   interest-sensitive assets over
   interest-sensitive liabilities            4,695    (12,308)    (19,441)    (27,266)        833      11,051
Interest sensitivity gap
   to total assets                           2.68%     (9.70%)     (4.07%)     (4.26%)     16.02%       5.83%
Cumulative interest sensitivity gap
   to total assets                           2.68%     (7.02%)    (11.09%)    (15.55%)      0.48%       6.30%
Ratio of interest-earning assets to
   interest-bearing liabilities            115.90%     71.00%      83.75%      69.26%    1174.53%          --
Cumulative ratio of interest-earning
   assets to interest-bearing liabilities  115.90%     86.04%      85.28%      82.56%     100.52%     106.95%


(1) Investment securities are presented at amortized cost.

1996 Annual Report

Management's Discussion and Analysis

Changes in Financial Condition

Comparison at December 31, 1996 and December 31, 1995.

Total assets increased $9.0 million, or 5.0%, to $189.9 million at December 31, 1996 from $180.9 million at December 31, 1995. The increase in assets is primarily the result of increases in the balance of net loans receivable to $108.7 million from $100.1 million and mortgage-backed securities to $22.8 million from $8.0 million. These increases were primarily attributable to the continued deployment of maturing short term investments and excess liquidity into higher yielding assets. These increases were partially offset by decreases in interest-earning deposits at other financial institutions to $1.6 million from $8.2 million, and investment securities to $36.7 million from $44.9 million.

Total liabilities increased $8.3 million, or 5.2%, to $168.5 million from $160.2 million. The increase was primarily attributable to $7.6 million in borrowed funds, and a $674,000, or .4%, increase in deposits. The bank had no borrowed funds at December 31, 1995. The borrowed funds were obtained from a repurchase agreement with Morgan Stanley and Company. The total contractual line with Morgan Stanley and Company was $10 million at December 31, 1996. The increase in total liabilities was also attributable to an increase in notes payable on an ESOP loan of $61,000, or 14.4%, to $486,000 and an increase of $2,000 in other liabilities to $1.4 million at December 31, 1996.

Shareholder's equity increased $639,000 to $21.4 million at December 31, 1996 from $20.8 million at December 31, 1995. The increase is attributable to net income of $1.3 million, partially offset by a decrease in the unrealized appreciation on investment securities available for sale of $209,000, dividend distributions of $373,000, and a net increase in unearned ESOP shares of $53,000.

Comparison at December 31, 1995 and December 31, 1994

Total assets increased $10.0 million, or 6.0%, to $180.9 million at December 31, 1995 from $170.7 million at December 31, 1994. The increase in assets is primarily the result of increases in the balance of net loans receivable to $100.1 million from $89.7 million and mortgage-backed securities to $8.0 million from $1.0 million. These increases were primarily attributable to a the deployment of short term investments entered into subsequent to the Acquisition, into higher yielding assets. These increases were partially offset by decreases in interest-earning deposits at other financial institutions to $8.2 million from $13.6 million ($1.2 million of which was a reclassification of frozen federal funds at Nationar to other assets), and investment securities to $44.9 million from $48.1 million. The Bank had approximately $3.0 million on deposit at Nationar at the time it was placed into conservatorship. At that time, such deposits, together with other assets, were frozen and ceased accruing interest.

Total liabilities increased $3.5 million, or 2.1%, to $160.0 million from $156.7 million. Deposits increased $2.2 million to $158.3 million from $155.8 million. Other liabilities increased $1.0 million, or 165.6%, to $1.7 million from $631,000. The increase in other liabilities is the result of increases in taxes payable of $110,000, deferred taxes of $152,000, accrued deferred compensation of $135,000, notes payable on ESOP loan of $425,000, and an accrued capital contribution to Pathfinder Bancorp, M.H.C. of $200,000.

Shareholders' equity increased $6.8 million to $20.8 million at December 31, 1995 from $14.0 million at December 31, 1994. The increase is attributable to net proceeds from the Bank's stock offering of $5.7 million, net income of $990,000, and appreciation on investment securities available for sale of $732,000, which increases were partially offset by an adjustment of $425,000 to reflect the costs of unearned ESOP shares.


Results of Operations

General

The Bank had net income of $1.3 million, $990,000, and $1.1 million for the fiscal years ended December 31, 1996, 1995 and 1994, respectively. The increase in net income for the year ended December 31, 1996, compared to 1995 resulted primarily from increases in net interest income of $853,000, or 14.4%, to $6.8 million, and non-interest income of $164,000, or 20.0%, to $979,000. The increases were partially offset by increases in the provision for loan losses of $533,000, non-interest expense of $55,000, and provision for income taxes of $146,000.


Comparison of Operating Results for the Years Ended December 31, 1996, 1995, and 1994

Interest Income

Interest income increased by $1.0 million, or 8.3%, to $13.2 million for the year ended December 31, 1996 from $12.2 million for the year ended December 31, 1995. The increase in interest income was principally attributable to an increase of $7.8 million, or 5.0%, in the average balance of interest earning-assets, to $166.0 million from 158.1 million, and an increase in the average yield on interest-earning assets to 8.06% from 7.81%. The increase in average interest-earning assets was primarily attributable to the deployment of $7.6 million in borrowed funds and increased deposits of $674,000. The utilization of these additional funds, and a re-deployment of short term investments resulted in a $5.9 million increase in the average balance of real estate loans, a $2.4 million increase in the average balance of consumer and other loans, a $13.0 million increase in the average balance of mortgage-backed securities, and decreases of $11.3 million in the average balance of investment securities and $2.2 million in the average balance of interest-earning deposits in other financial institutions. The increase in the average yield on interest-earning assets was primarily attributable to this deployment of short term investments into higher yielding investments, upward rate increases on adjustable rate mortgages, and the origination of commercial loans at rates higher than the existing real estate loan portfolio. The interest income and average yield on investment securities are shown on a fully tax equivalent basis.

Interest income on real estate loans increased $717,000, or 9.5%, to $8.3 million for the year ended December 31, 1996, from $7.5 million for the year ended December 31, 1995. The increase was due to a $6.0 million, or 6.8%, increase in the average balance of real estate loans, combined with an increase in the average yield on real estate loans to 8.76% from 8.54%. The increase in the average balance on real estate loans was principally due to the origination of fixed rate

                                                  Looking Forward To Your Future

                                            Management's Discussion and Analysis

mortgages with terms from 10 to 20 years and commercial real estate loans. Interest income on consumer and other loans increased $214,000, or 27.0%, to $1.0 million for the year ended December 31, 1996 from $792,000 for the year ended December 31, 1995. The increase was due to an increase in the average balance on consumer and other loans of $2.4 million, or 30.9%, partially offset by a decrease in the average yield to 9.84% from 10.13%. The increase in the average balance on consumer and other loans reflects the Bank's continuing efforts to provide lending to qualified local businesses and an increased focus on the consumer loan portfolio. The decrease in the average yield on these loans reflects the competitive rates provided on business loans in response to the interest rate environment in the market area. Interest income on mortgage-backed securities increased $864,000, or 374.5%, to $1.1 million from $231,000. The increase was attributable to a $13.0 million, or 395.5%, increase in the average balance on mortgage-backed securities to $16.3 million from $3.3 million, partially offset by a decrease in the average yield on mortgage-backed securities to 6.71% from 7.02%. The increase in the average balance on mortgage-backed securities was due to the deployment of borrowed funds and cash flows from maturing short term corporate and government agency bonds, into higher yielding asset-backed securities. The emphasis on mortgage-backed securities is part of a strategic realignment and diversification of the securities portfolio to utilize loan surrogate products to increase interest income without accepting undue interest rate risk. Interest income on investment securities decreased $642,000, or 20.6%, to $2.5 million for the year ended December 31, 1996 from $3.1 million for the year ended December 31, 1995, notwithstanding an increase in the average yield on investment securities to 6.91% from 6.58%, on a tax equivalent basis. The decrease in interest income was primarily attributable to an $11.3 million, or 22.9%, decrease in the average balance on investment securities to $38.1 million at December 31, 1996 from $49.4 million at the end of the prior year. The decrease in the average balance of investment securities and the increase in the average yield earned on investment securities is consistent with the Bank's strategy of divesting the portfolio of shorter term, lower yielding corporate and agency bonds. Interest income on interest-earning deposits decreased $145,000, or 26.9%, to $394,000 for the year ended December 31, 1996 from $539,000 for the prior year. The decrease was due to a $2.2 million, or 23.7%, decrease in the average balance on interest-earning deposits and a decrease in the average yield on such deposits to 5.47% from 5.71%.

Interest income increased by $1.8 million, or 16.9%, to $12.2 million for the year ended December 31, 1995 from $10.4 million for the year ended December 31, 1994. The increase in interest income was principally attributable to an increase of $15.8 million, or 11.1%, in the average balance of interest earning-assets, to $158.1 million from $142.3 million, and an increase in the average yield on interest-earning assets to 7.81% from 7.5%. The increase in average interest-earning assets was primarily attributable to the Acquisition which resulted in an increase in cash in June 1994 of $37.4 million, which subsequent deployment resulted in an $8.4 million increase in the average balance of real estate loans, a $10.0 million increase in the average balance of investment securities, a $3.0 million increase in the average balance of consumer and other loans, a $2.2 million increase in the average balance of mortgage-backed securities, and a $7.8 million decrease in the average balance of interest-earning deposits in other financial institutions. The increase in the average yield on interest-earning assets was primarily attributable to this deployment of cash in higher yielding investments throughout the year, partially offset by the absence of earnings of the $3.0 million frozen at Nationar.

Interest income on real estate loans increased $740,000, or 10.9%, to $7.5 million for the year ended December 31, 1995, from $6.8 million for the year ended December 31, 1994. The increase was due to an $8.4 million, or 10.5%, increase in the average balance of real estate loans, combined with a modest increase in the average yield on real estate loans to 8.54% from 8.52%. The increase in the average balance on real estate loans was principally due to attracting local residents through emphasis on quality service portfolio lending, and niche-market lending in construction, multi-family, and commercial real estate loans. Interest income on consumer and other loans increased $270,000, or 34.1%, to $792,000 for the year ended December 31, 1995 from $522,000 for the year ended December 31, 1994. The increase was due to an increase in the average balance on consumer and other loans of $3.0 million, or 62.0%, partially offset by a decrease in the average yield to 10.13% from 10.82%. The increase in the average balance on consumer and other loans is reflective of the bank's efforts to provide lending to qualified local businesses. Interest income on mortgage-backed securities increased $149,000, or 181.7%, to $231,000 from $82,000. The increase was attributable to a $2.2 million, or 197.6%, increase in the average balance on mortgage-backed securities to $3.3 million from $1.1 million, partially offset by a decrease in the average yield on mortgage-backed securities to 7.02% from 7.41%. The increase in the average balance on mortgage-backed securities was due to deployment of a portion of the Acquisition proceeds, as well as, slowing demand in the residential mortgage market, which led to an increased emphasis on mortgage-backed securities. Interest income on investment securities increased $891,000, or 40.2%, to $3.1 million for the year ended December 31, 1995 from $2.2 million for the year ended December 31, 1994. The increase in interest income was primarily attributable to a $10.0 million, or 25.5%, increase in the average balance on investment securities, combined with an increase in the average yield on investment securities to 6.29% from 5.63%. The increase in the average balance of investment securities and the average yield earned on investment securities is consistent with the Bank's strategy of investing a portion of the cash received in the Acquisition into medium-term securities (up to seven-year term), thereby lengthening the overall maturity of the Bank's investment portfolio. Interest income on interest-earning deposits decreased $289,000, or 34.9%, to $539,000 for the year ended December 31, 1995 from $828,000 for the prior year. The decrease was caused by a $7.8 million, or 45.3%, decrease in the average balance on interest-earning deposits, partially offset by an increase in the average yield on such deposits to 5.71% from 4.80%.

Interest Expense

Interest expense increased $155,000, or 2.5%, to $6.4 million for the year ended December 31 1996, from $6.3 million for the prior year. The increase was primarily attributable to an increase in interest expense on borrowings. The borrowings consist of a loan by another financial institution to finance the purchase of shares of the Bank's common stock for the Employee Stock Ownership Plan ("ESOP"), and funds obtained through repurchase agreements ("repos"). The average balance on the repos for the year ended December 31, 1996 was $1.5 million, at an average cost of 5.90%, resulting in interest expense of $87,000. The ESOP loan had an average balance of $422,000, at an average rate of 7.34%, resulting in $31,000 in interest expense for the year. Interest expense on

1996 Annual Report

Management's Discussion and Analysis

deposits increased $40,000, or .6%. The decrease in the average balance on deposits of $1.6 million to $151.5 million at December 31, 1996 from $153.1 million for the prior year, was more than offset by an increase in the average cost of deposits to 4.15% from 4.08%.

Interest expense, consisting primarily of the cost of deposits, increased $1.6 million, or 33.3%, to $6.3 million for the year ended December 31, 1995, from $4.7 million for the prior year. The increase was attributable to an increase in the average balance of deposits to $159.9 million from $140.0 million, as well as an increase in the average cost of the Bank's deposits to 3.91% from 3.35%. The increase in the average balance reflects the effects of a full year of servicing the $42.3 million the Bank assumed in deposit liabilities as a result of the Acquisition. The increase in the average rate is attributable to a shift of deposits from lower cost savings accounts to higher cost term deposits. For the year ended December 31, 1995, the Bank's savings accounts decreased by $7.1 million, while certificates of deposit increased by $9.6 million. The Bank also incurred $3,000 in interest expense on it's ESOP loan.


Average Balance Sheet

The following table sets forth certain information concerning average interest earning assets and interest-bearing liabilities and the yields and rates thereon. Interest income and resultant yield information in the table is on a fully tax-equivalent basis for the three years ended December 31, 1996, using marginal federal income tax rates of 34%. Averages are computed on the daily average balance for each month in the period divided by the number of days in the period. Yields and amounts earned include loan fees. Non-accrual loans have been included in interest-earning assets for purposes of these calculations.


                                                                    Years Ended December 31,
                                           1996                              1995                              1994
------------------------------------------------------------------------------------------------------------------------------------

                               Average                 Average    Average                 Average   Average                 Average
                               Balance   Interest   Yield/Cost    Balance  Interest    Yield/Cost   Balance  Interest    Yield/Cost
------------------------------------------------------------------------------------------------------------------------------------
Interest Earning Assets:
  Real Estate Loans           $ 94,126   $  8,250         8.76%  $ 88,163   $ 7,533         8.54%  $ 79,771   $ 6,793         8.52%
  Consumer & Other Loans        10,228      1,006         9.84%     7,816       792        10.13%     4,825       522        10.82%
  Mortgage-backed Securities    16,312      1,095         6.71%     3,292       231         7.02%     1,106        82         7.41%
  Taxable investment
   securities                   32,643      2,148         6.58%    44,865     2,834         6.32%    36,739     2,218         6.04%
  Non-taxable investment
   securities                    5,471        485         8.86%     4,561       417         9.14%     2,638       239         9.06%
  Interest-earning deposits      7,206        394         5.47%     9,445       539         5.71%    17,257       828         4.80%
------------------------------------------------------------------------------------------------------------------------------------
     Total interest-earning
      assets                  $165,986   $ 13,378         8.06%  $158,142   $12,346         7.81%  $142,336   $10,682         7.50%
===========================              ======================             =====================             ======================
Non Interest Earning Assets:
  Other assets                  18,671                             19,240                            13,175
  Allowance for loan losses       (492)                              (329)                             (292)
     Net unrealized gains
      (losses)
  on available for sale
   portfolio                       366                                402                               137
------------------------------------------------------------------------------------------------------------------------------------

      Total Assets            $184,531                           $177,455                          $155,356
====================================================================================================================================
  Interest-bearing
   Liabilities:
  Interest-bearing deposits   $151,533   $  6,296         4.15%  $153,147   $ 6,256         4.08%  $134,401   $ 4,697         3.49%
  Borrowings                     1,894        118         6.23%        35         3         8.57%        --        --           --
------------------------------------------------------------------------------------------------------------------------------------
     Total interest-bearing
      liabilities             $153,427   $  6,414         4.18%  $153,182   $ 6,259         4.09%  $134,401   $ 4,697         3.49%
===========================              ======================             =====================             ======================
Non-Interest-Bearing
 Liabilities:
Demand deposits                  7,869                              6,789                             5,612
  Other liabilities              2,345                              1,793                             1,361
------------------------------------------------------------------------------------------------------------------------------------
  Total liabilities            163,641                            161,764                           141,374
  Shareholder's equity          20,890                             15,691                            13,982
------------------------------------------------------------------------------------------------------------------------------------
  Total liabilities &
   shareholder's equity       $184,531                           $177,455                          $155,356
====================================================================================================================================
Net interest income                      $  6,964                           $  6,087                          $  5,985
====================================================================================================================================
Net interest rate spread                                  3.88%                             3.72%                             4.01%
====================================================================================================================================
Net interest margin                                       4.20%                             3.85%                             4.20%
====================================================================================================================================
Ratio of average
 interest-earning assets
 to average interest-bearing
 liabilities                                            108.19%                           103.24%                           105.90%
====================================================================================================================================



                                                  Looking Forward To Your Future

                                            Management's Discussion and Analysis

Rate/Volume Analysis

Net interest income can also be analyzed in terms of the impact of changing interest rates on interest earning assets and interest-bearing liabilities and changing the volume or amount of these assets and liabilities. The following table represents the extent to which changes in interest rates and changes in the volume of interest earning assets and interest-bearing liabilities have affected the Bank's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (change in volume multiplied by prior rate);
(ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change. Changes caused by a combination of volume and rate have been allocated to volume and rate in proportion to the relationship of the absolute dollar amounts of change in each.


                                                               Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------
                                                       1996 vs. 1995                       1995 vs. 1994
                                                 Increase (Decrease) Due to         Increase (Decrease) Due to
---------------------------------------------------------------------------------------------------------------------
                                                                          Total                           Total
                                                                       Increase                        Increase
                                               Volume         Rate    (Decrease)    Volume    Rate    (Decrease)
---------------------------------------------------------------------------------------------------------------------
                                                                      (In Thousands)
Interest Income:
  Real estate loans                             $519          $198         $717      $717      $23         $740
  Consumer and other loans                       238           (24)         214       305      (35)         270
  Mortgage-backed securities                     875           (11)         864       153       (4)         149
  Taxable investment securities                 (800)          114         (686)      510      106          616
  Non-taxable investment securities               82           (14)          68       176        2          178
  Interest-earning deposits                     (123)          (22)        (145)     (427)     138         (289)
---------------------------------------------------------------------------------------------------------------
   Total interest earning                        791           241        1,032     1,434      230        1,664
Interest expense:                                 49           106          155       720      842        1,562
---------------------------------------------------------------------------------------------------------------
Net change in interest
  income                                        $742          $135         $877      $714    ($612)        $102
===============================================================================================================


Net Interest Income

Net interest income increased $877,000 for the year ended December 31, 1996 as compared to December 31, 1995. The increase in net interest income resulted from a $7.8 million increase in average interest-earning assets, and an increase in the average yield on interest-earning assets to 8.06% from 7.81%. These increases were offset in part by an increase in the average cost on interest bearing liabilities to 4.18% from 4.09%. The result is that the Bank's net interest rate spread rose to 3.88% from 3.72%

Net interest income increased $102,000 for the year ended December 31, 1995 as compared to the prior year. The increase in net interest income resulted from a $15.8 million increase in interest-earning assets offset in part by a decrease in the bank's interest rate spread to 3.72% from 4.01%

Provision for Loan Losses.

The Bank maintains an allowance for loan losses based upon a quarterly evaluation of known and inherent risks in the loan portfolio, which includes a review of the balances and composition of the loan portfolio as well as analyzing the level of delinquencies in each segment of the loan portfolio. Loan loss provisions are based upon management's estimate of the fair value of the collateral and the bank's actual loss experience, as well as standards applied by the FDIC. The Bank established a provision for possible loan losses for the year ended December 31, 1996 of $636,000 as compared to a provision $103,000 for the year ended December 31, 1995. The increase in the provision for loan losses was partly attributable to a $420,000 specific reserve established for the Bank's investments in lease finance packages acquired from the Bennett Funding Group. The Bank's allowance for loan losses as a percentage of net loans receivable at December 31, 1996 was .83%.

The Bank's provision for possible loan losses was $103,000 for the year ended December 31, 1995 compared to $65,000 for the year ended December 31, 1994. The increase in the provision for loan losses reflected management's decision to increase the allowance for loan losses in response to the increase in the size of the Bank's total loans receivable portfolio to $100.8 million at December 31, 1995 from $90.4 million at December 31, 1994.

Non Interest Income

Noninterest income consists of servicing income and fee income and, to a lesser extent, gain (loss) on sale of investment securities and other operating income.

Noninterest income increased $164,000, or 20.0%, to $979,000 for the year ended December 31, 1996, as compared to $816,000 for the year ended December 31, 1995. The increase in noninterest income was primarily attributable to an increase in fees and service charges to $608,000 from $472,000, an increase of 28.8%, additional gains on the sale of investment securities of $62,000, and an increase in other charges, commissions, and fees to $265,000 from $245,000. These increases for the year ended December 31, 1996 were partially offset by a rebate received on FDIC insurance of $54,000 in the prior year. The overall increase in noninterest income reflects the Bank's strategy to diversify and increment its sources of income. One such strategy was the introduction of investment services, initiated in June 1996, which resulted in additional income of $53,000 for the year ended December 31, 1996.

Noninterest income increased $342,000, or 72.1%, to $816,000 for the year ended December 31, 1995, as compared to $474,000 for the prior year. The increase in noninterest income was primarily attributable to an increase in fees and service charges to $472,000 from $436,000, a gain on the sale of investment securities of $44,000 as compared to loss of $77,000 in the prior year, an increase in other charges, commissions, and fees to $245,000 from $115,000, and a rebate received on FDIC insurance of $54,000.

Non Interest Expense

Noninterest expense increased $55,000, or 1.0%, to $5.4 million for the year ended December 31, 1996 from $5.3 million for the prior year. The increase in noninterest expense was primarily attributable to increases in employee compensation and benefits of

1996 Annual Report

Management's Discussion and Analysis

$64,000, or 2.8%, building occupancy expense increases of $31,000, professional service expense increases of $226,000, and other expense increases of $98,000. The increases in the professional service expenses were the result of additional attorney fees, consulting fees and advertising expense. A portion of these additional fees are attributable to events which are not considered to be recurring. These increase were partially offset by reductions in expense associated with data processing of $34,000, and a reduction of deposit insurance premiums of $90,000 to $236,000 from $325,000. Noninterest expense for the year ended December 31, 1995 was also impacted by a $240,000 reserve against possible losses due to the liquidation of Nationar. The Bank's overhead ratio for the year ended December 31, 1996 improved to 2.82% from 2.93%. Continued reduction of the overhead ratio is a primary strategic objective of the Bank.

Noninterest expense increased $906,000, or 20.6%, to $5.3 million for the year ended December 31, 1995 from $4.4 million for the prior year. The increase in noninterest expense was primarily attributable to increases in employee compensation and benefits of $502,000, building occupancy expense increases of $188,000, amortization of goodwill increases of $132,000, and deposit insurance premium increases of $37,000. The increases in these expense categories is a result of operating two additional branches and servicing the additional deposits of $42.3 million as a result of the Acquisition. Furthermore, noninterest expense increased by $240,000 as a result of the Bank establishing a reserve against possible losses due to the liquidation of Nationar.

Income Tax Expense

Income tax expense increased $146,000, or 40.5% to $506,000 for the year ended December 31, 1996 from $360,000 for the prior year. The increase in income tax expense reflected higher pre-tax income during the year. Income tax expense decreased $246,000, or 40.6%, to $360,000 for the year ended December 31, 1995 from $606,000 for the prior year. The decrease in income tax expense reflected lower pre-tax income, as well as a reduction in the effective tax rate caused by the effect of an increase in tax-exempt income.


Liquidity and Capital Resources

The Bank's primary sources of funds are deposits, borrowed funds, amortization and prepayment of loans and maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Bank manages the pricing of deposits to maintain a desired deposit balance. In addition, the Bank invests excess funds in short-term interest-bearing and other assets, which provide liquidity to meet lending requirements. For additional information about cash flows from the Bank's operating, financing, and investing activities, see Statements of Cash Flows included in the Financial Statements. The Bank adjusts its liquidity levels in order to meet funding needs of deposit overflows, payment of real estate taxes on mortgage loans and loan commitments. The Bank also adjusts liquidity as appropriate to meet its asset and liability management objectives. The Bank's liquidity has been enhanced by its membership in the Federal Home Loan Bank of New York, whose competitive advance programs and lines of credit will provide the Bank with a reliable and convenient source of funds.

A major portion of the Bank's liquidity consists of cash and cash equivalents, which are a product of operating, investing, and financing activities. The primary source of cash were net income, principal repayments on loans and increases in deposit accounts and borrowed funds.

At December 31, 1996, the Bank had outstanding loan commitments of $6.4 million. This amount includes the unfunded portion of loans in process. Certificates of deposit scheduled to mature in less that one year at December 31, 1996, totaled $52.9 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Bank.


Impact of New Accounting Standards

Earnings Per Share

SFAS No. 128 iEarnings Per Shares specifies the computation, presentation, and disclosure requirements for EPS. This statement is designed to improve the EPS information provided in financial statements by simplifying the existing computational guidelines, revising the disclosure requirements, and increasing the comparability of EPS data. The statement is effective for financial statements issued for periods ending after December 15, 1997 including interim periods. Management believes this standard will have no material impact on the Bank's financial statements.


Impact of Inflation and Changing Prices

The financial statements of the Bank and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary. As a result, interest rates have a greater impact of the Bank's performance that do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.


Common Stock and Related Matters

The common stock of Oswego City Savings Bank is traded in the over-the-counter market and is listed for quotation on the Electronic Bulletin Board under the symbol "PBHC". The stock was issued on November 15, 1995 at $7.50 per share. As of February 18, 1997, there were 449 shareholders of record and 1,916,666 outstanding shares of common stock.

The following table sets forth the high and low closing bid prices and dividends paid per share of common stock for the periods indicated.


                                                            Dividends
     Quarter ended                  High           Low           Paid
     -----------------------------------------------------------------------
     December 31, 1995            10.750         8.375             --
     March 31, 1996               10.250         8.750           $.05
     June 30, 1996                 9.000         8.250           $.05
     September 30, 1996            9.000         8.000           $.05
     December 30, 1996            10.625         8.750           $.05


Payment of dividends on the common stock is subject to determination and declaration by the Board of Directors and will depend upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, Oswego City Savings Bank's results of operations and financial condition, tax considerations, and general economic conditions. No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends, once declared, will continue.

Coopers
& Lybrand


Board of Directors and Shareholders
Oswego City Savings Bank
Oswego, New York

We have audited the accompanying statements of condition of Oswego City Savings Bank as of December 31, 1996 and 1995, and the related statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Oswego City Savings Bank as of December 31, 1996 and 1995 and the results of operations and cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



     /s/ Coopers & Lybrand L.L.P.


     COOPERS & LYBRAND L.L.P.
     Syracuse, New York
     February 7, 1997

1996 Annual Report

Statements of Condition


                                                                             December 31,
                                                                 -----------------------------------
                                                                         1996                   1995
----------------------------------------------------------------------------------------------------

ASSETS:
  Cash and due from banks                                        $  6,802,959           $  4,367,271
  Federal funds sold                                                1,550,000              8,200,000
----------------------------------------------------------------------------------------------------
      Total cash and cash equivalents                               8,352,959             12,567,271
  Investment securities
    (approximate fair value $59,597,000 and $53,116,000)           59,502,156             52,884,811
  Loans:
    Real estate                                                    99,737,273             91,628,003
    Consumer and other                                             10,280,125              9,221,667
----------------------------------------------------------------------------------------------------
      Total loans                                                 110,017,398            100,849,670
  Less:  Unearned discounts and origination fees                      368,885                354,855
         Allowance for loan losses                                    906,567                345,660
----------------------------------------------------------------------------------------------------
                                                                  108,741,946            100,149,155
  Premises and equipment, net                                       3,384,480              2,819,499
  Accrued interest receivable                                       1,466,003              1,469,662
  Other real estate                                                   699,921                586,383
  Intangible assets                                                 3,920,632              4,236,388
  Other assets                                                      3,869,108              6,238,498
----------------------------------------------------------------------------------------------------
                                                                 $189,937,205           $180,951,667
====================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY:
  Deposits                                                       $158,997,838           $158,323,936
  Borrowed Funds                                                    7,610,000                   ----
  Note payable - ESOP                                                 485,926                424,678
  Other liabilities                                                 1,453,357              1,451,675
----------------------------------------------------------------------------------------------------
    Total liabilities                                             168,547,121            160,200,289

  Shareholder's equity:
    Common stock, par value $1.00 per share;
       authorized 2,500,000 shares; 1,916,666
       shares issued and outstanding                                1,916,666              1,916,666
  Additional paid-in-capital                                        3,750,726              3,748,279
  Retained earnings                                                15,787,666             14,889,375
  Unrealized appreciation on securities
    available-for-sale                                                412,934                622,358
  Unearned ESOP shares                                               (477,908)              (425,300)
----------------------------------------------------------------------------------------------------
    Total shareholders equity                                      21,390,084             20,751,378
----------------------------------------------------------------------------------------------------
                                                                 $189,937,205           $180,951,667
====================================================================================================



The accompanying notes are an integral part of the financial statements

                                                  Looking Forward To Your Future

                                                            Statements of Income



                                                                     Years Ended December 31,
                                                              1996             1995             1994
----------------------------------------------------------------------------------------------------
INTEREST INCOME:
   Loans                                               $ 9,256,360      $ 8,325,213      $ 7,314,915
   Interest and dividends on investments:
      U.S. Treasury and agencies                           509,275          718,924          286,972
      State and political subdivisions                     320,192          274,681          158,485
      Corporate                                          1,610,326        2,008,538        1,630,700
      Marketable equity                                     27,857          107,337          141,854
      Mortgage-backed                                    1,094,837          230,721           82,745
      Federal funds sold and
       interest-bearing deposits                           393,871          539,109          827,807
----------------------------------------------------------------------------------------------------
         Total interest income                          13,212,718       12,204,523       10,443,478

INTEREST EXPENSE:
   Interest on deposits                                  6,295,592        6,255,020        4,696,952
   Interest on borrowed funds                              118,132            3,846              ---
----------------------------------------------------------------------------------------------------
         Net interest income                             6,798,994        5,945,657        5,746,526
   Provision for loan losses                               636,410          102,500           65,000
----------------------------------------------------------------------------------------------------
         Net interest income after
          provision for loan losses                      6,162,584        5,843,157        5,681,526
----------------------------------------------------------------------------------------------------

OTHER INCOME:
   Service charges on deposit accounts                     570,464          436,574          409,493
   Mortgage servicing fees                                  37,364           35,645           26,949
   Net securities gains (losses)                           106,638           44,397          (77,088)
   Deposit insurance refund                                    ---           54,318              ---
   Other charges, commissions and fees                     264,871          244,842          114,662
----------------------------------------------------------------------------------------------------
         Total other income                                979,337          815,776          474,016
----------------------------------------------------------------------------------------------------

OTHER EXPENSES:
   Salaries and employee benefits                        2,344,218        2,280,656        1,778,999
   Building occupancy                                      691,101          659,774          471,703
   Data processing expenses                                375,557          409,400          477,677
   Professional and other services                         522,800          297,040          476,828
   Deposit insurance premiums                              235,843          325,735          289,014
   Amortization                                            315,755          315,755          184,191
   Provision for loss contingency                              ---          240,000              ---
   Other expenses                                          879,049          780,684          724,490
----------------------------------------------------------------------------------------------------
         Total other expenses                            5,364,323        5,309,044        4,402,902
----------------------------------------------------------------------------------------------------
         Income before income taxes                      1,777,598        1,349,889        1,752,640
   Provision for income taxes                              505,838          360,000          606,388
----------------------------------------------------------------------------------------------------
         Net income                                    $ 1,271,760      $   989,889      $ 1,146,252
====================================================================================================
         Primary Earnings per share                          $0.68            $0.10              N/A
====================================================================================================


The accompanying notes are an integral part of the financial statements

1996 Annual Report

Statements of Changes in Shareholders' Equity

Years ended December 31, 1996, 1995, 1994


                                                                                                 Unrealized
                                                                                               Appreciation
                                          Common Stock         Additional                    (Depreciation)   Unearned
                                    -----------------------       Paid in        Retained     on Investment       ESOP
                                       Shares       Amount        Capital        Earnings        Securities     Shares        Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                                                  $12,953,234                               $12,953,234
    Unrealized net appreciation
      in investment securities,
      at January 1, 1994                                                                           $491,419                 491,419
    Net income                                                                  1,146,252                                 1,146,252
    Change in unrealized
      net appreciation
         (depreciation) on
         investment securities                                                                     (600,782)               (600,782)
-----------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1994                                                   14,099,486          (109,363)             13,990,123
    Net income                                                                    989,889                                   989,889
    Net proceeds from
      issuance of
      common stock                  1,916,666   $1,916,666     $3,748,248                                                 5,664,914
    Acquisition of unearned
      ESOP shares                                                                                            ($436,250)    (436,250)
    ESOP shares earned                                                 31                                       10,950       10,981
    Capital contribution to
      Pathfinder Bancorp,
      M.H.C.                                                                     (200,000)                                 (200,000)
    Change in unrealized
      net appreciation
         (depreciation) on
         investment securities                                                                      731,721                 731,721
-----------------------------------------------------------------------------------------------------------------------------------


Balance, December 31, 1995          1,916,666    1,916,666      3,748,279      14,889,375           622,358   (425,300)  20,751,378
    Net Income                                                                  1,271,760                                 1,271,760
    Acquisition of unearned
      ESOP shares                                                                                             (110,047)    (110,047)
    ESOP shares earned                                              2,447                                       57,439       59,886
    Change in unrealized
      net appreciation
      (depreciation) on
      investment securities                                                                        (209,424)               (209,424)
    Dividends declared
      ($0.20 per share)                                                          (373,469)                                 (373,469)
-----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1996          1,916,666   $1,916,666     $3,750,726     $15,787,666          $412,934  ($477,908) $21,390,084
===================================================================================================================================

The accompanying notes are an integral part of the financial statements

                                                  Looking Forward To Your Future

                                                        Statements of Cash Flows



                                                                                   Years Ended December 31,
                                                                        -------------------------------------------
                                                                                 1996           1995           1994
-------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net Income                                                               $1,271,760       $989,889     $1,146,252
  Adjustments to reconcile net income to net cash
    provided by operating activities:
  Provision for loan, investment and other real estate losses                 675,152        136,754         65,000
  Provision for Nationar Loss                                                      --        240,000             --
  Deferred compensation                                                       164,926        160,075         93,173
  ESOP shares earned                                                           59,886         10,981             --
  Deferred income taxes                                                       (62,775)       (58,434)        35,319
  Realized and unrealized losses (gains)
    on investment securities                                                   (6,640)        15,601         77,088
  Net loss on sale of other real estate                                         3,602         29,783             --
  Depreciation                                                                248,105        327,827        259,869
  Amortization of intangibles                                                 315,755        315,755        184,191
  Net amortization of premiums and discounts on
    investment securities                                                     114,115        348,485        533,602
  Net amortization of premiums and discounts on loans                          14,030        (74,062)       (77,865)
  (Increase) decrease in interest receivable                                    3,659        (69,291)      (276,945)
  Decrease (increase) in other assets                                        (234,633)       307,135       (469,966)
  Increase (decrease) in other liabilities                                   (106,771)       308,012       (155,783)
-------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                              2,460,171      2,988,510      1,413,935
-------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Purchase of investment securities held-to-maturity                               --             --    (14,087,767)
  Purchase of investment securities available for sale                    (28,604,061)   (23,346,873)    (9,811,074)
  Proceeds from maturities and principle reductions of
    investment securities held to maturity                                    250,000      1,104,302             --
  Proceeds from maturities and principle reductions of
    investment securities available for sale                               10,895,834     11,692,557      8,050,290
  Proceeds from sale of investment securities available for sale           10,393,686      7,624,121      1,113,558
  Net increase in loans                                                    (9,688,266)   (11,154,769)   (10,961,257)
  Purchase of premises and equipment                                         (813,086)    (1,135,676)      (536,491)
  Proceeds from sale of other real estate owned                               289,153        628,486        317,990
  Increase in surrender value of life insurance                              (138,210)      (142,970)    (2,752,338)
  Premium paid for branch acquisitions                                             --             --     (4,736,334)
-------------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                                (17,414,950)   (14,730,822)   (33,403,423)
-------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Net decrease in demand deposits,
    NOW accounts, savings accounts,
    money market deposit accounts and escrow deposits                     ($4,454,805)   ($7,404,864)   ($7,461,696)
  Net increase in time deposits                                             5,128,707      9,635,211      5,637,845
  Deposits acquired through branch acquisitions                                    --             --     42,294,107
  Proceeds from borrowings                                                  7,720,047        436,250             --
  Repayments of borrowings                                                    (48,799)       (11,572)            --
  Cash Dividends                                                             (277,636)            --             --
  Common stock acquired by ESOP                                              (110,047)      (436,250)            --
  Proceeds from the sale of common stock                                           --      5,664,914             --
-------------------------------------------------------------------------------------------------------------------
     Net cash provided by financing activities                              7,957,467      7,883,689     40,470,256
-------------------------------------------------------------------------------------------------------------------
  Recovery (reclass) of Nationar deposits to (from)
    cash equivalents from (to) other assets                                 2,783,000     (2,960,000)            --
-------------------------------------------------------------------------------------------------------------------
     Increase (decrease) in cash and cash equivalent                       (4,214,312)    (6,818,623)     8,480,768
  Cash and cash equivalents at beginning of year                           12,567,271     19,385,894     10,905,126
-------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents at end of year                              $8,352,959    $12,567,271    $19,385,894
===================================================================================================================
CASH PAID DURING THE PERIOD FOR:
  Interest                                                                 $6,285,566     $6,255,153     $4,691,038
  Income Taxes Paid                                                           529,477        215,000        802,138
NON-CASH INVESTING ACTIVITY:
  Transfer of loans to other real estate                                     $445,035        644,936        119,943
  Change in unrealized appreciation (depreciation)
    in securities available for sale                                         (349,040)     1,219,540       (182,174)
NON-CASH FINANCING ACTIVITY:
  Dividends declared and unpaid                                               $95,833             --             --


The accompanying notes are an integral part of the financial statements

1996 Annual Report

Notes to Financial Statements

Year ended December 31, 1996


Note 1: Summary of Significant Accounting Policies

Nature of operations

The accompanying financial statements include the accounts of Oswego City Savings Bank (the "Bank") a New York chartered stock savings bank headquartered in Oswego, New York. The Bank has five full service offices located in its market area consisting of Oswego County. The Bank is primarily engaged in the business of attracting deposits from the general public in the Bank's market area, and investing such deposits, together with other sources of funds, in loans secured by one-to-four family residential real estate and investment securities.

The Pathfinder Bancorp, M.H.C. (the "Company"), whose activity is not included in the accompanying financial statements, owns approximately 54% of the outstanding common stock of the Bank (see Note 2).

During 1997, the Bank and the Company expect to form a mid-tier stock holding company whereby outstanding shares of the Bank will be exchanged for shares of a newly formed stock holding company. Pathfinder Bancorp, M.H.C. will maintain majority ownership of the stock holding company in the same proportion it holds in the Bank prior to the exchange. The Bank will become a wholly owned subsidiary of the stock holding company.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits (with original maturity of three months or less) and federal funds sold. Generally, federal funds are purchased and sold for one-day periods. Short-term cash investments include certificates of deposit and money market funds. The estimated fair value of cash and cash equivalents approximates carrying value.

Investment Securities

The Bank classifies investment securities as held-to-maturity or available-for-sale. Held-to-maturity securities are those which the Bank has the positive intent and ability to hold to maturity, and are reported at cost, adjusted for amortization of premiums and accretion of discounts. Investment securities not classified as held-to-maturity are classified as available-for-sale and are reported at fair value, with net unrealized gains and losses reflected as a separate component of net worth, net of the applicable income tax affect. None of the Banks investment securities have been classified as trading securities.

Gains or losses on investment security transactions are based on the amortized cost of the specific securities sold. Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans

Loans are stated at unpaid principal balances, less the allowance for loan losses and deferred loan fees. Interest income is generally recognized when income is earned using the interest method. Nonrefundable loan fees received and related direct costs incurred are deferred and amortized over the life of the loan using the interest method, resulting in a constant effective yield over the loan term. Deferred fees are recognized into income immediately upon prepayment of the related loan.

For variable rate loans that reprice frequently and with no significant credit risk, fair values are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

Allowance for Possible Loan Losses

The Bank adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," on January 1, 1995. Under this new standard, a loan is considered impaired, based on current information and events, if it is probable that the Bank will be unable to collect the scheduled payments of principle or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based upon the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Adoption of this pronouncement had no effect on the Banks financial statements for 1995.

The allowance for loan losses is maintained at a level considered adequate to provide for potential loan losses. The allowance is increased by provisions charged to expense and reduced by net charge-offs. The level of the allowance is based upon management's evaluation of potential losses related to outstanding loans, as well as prevailing economic conditions.

Income Recognition on Impaired and Nonaccrual Loans

Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principle or interest for a period of more than 90 days. When a loan is classified as nonaccrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding.

When future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for possible credit losses until prior charge-offs have been fully recovered.

                                                  Looking Forward To Your Future

                                                   Notes to Financial Statements

                                                    Year ended December 31, 1996

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed generally on a straight-line basis over the estimated useful lives of the related assets. Maintenance and repairs are charged to operating expenses as incurred.

Other Real Estate

Properties acquired through foreclosure, or by deed in lieu of foreclosure, are carried at the lower of cost (fair value at the date of foreclosure) or fair value less estimated disposal costs.

Intangible Assets

Intangible assets represent goodwill arising from branch acquisitions and are being amortized on a straight-line basis over a 15-year period. The Bank periodically reviews the carrying value of intangible assets using fair value methodologies. Accumulated amortization totaled approximately $816,000 and $500,000 at December 31, 1996 and 1995, respectively.

Deposits

Interest on deposits is accrued and paid to the depositors or credited to the depositors accounts monthly, quarterly or annually.

Fair values disclosed for demand, savings, and variable rate money market accounts and certificates of deposit approximate their carrying values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar certificates to a schedule of aggregated expected monthly maturities on time deposits. The carrying value of accrued interest approximates fair value.

During 1996, the Bank recognized a one time deposit insurance expense of approximately $160,000 in connection with the recapitalization of the SAIF insurance fund.

Income Taxes

Provisions for income taxes are based on taxes currently payable or refundable and deferred income taxes on temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are reported in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled.

Earnings per Share

Earnings per share are based on the weighted average number of common shares outstanding throughout each year (1,867,669 in 1996 and 1,877,519 in 1995 for the period November 15, 1995 to December 31, 1995.)

Fair Values of Financial Instruments

Financial Accounting Standards Board Statement No. 107, "Disclosure About Fair Value of Financial Instruments,i requires disclosure of fair value information of financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair values estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank. The carrying amounts and estimated fair values of financial instruments at December 31, are as follows:

                                           1996                                1995
                                 Carrying        Estimated           Carrying         Estimated
                                  Amounts      Fair Values            Amounts       Fair Values
-----------------------------------------------------------------------------------------------
Cash and cash equivalents       8,352,959         8,352,959       $12,567,271       $12,567,271
Investment Securities          59,502,156        59,597,113        52,884,811        53,116,129
Loans                         108,741,946       113,046,793       100,149,155       100,570,328
Accrued interest receivable
 & other assets                 1,466,003         1,446,003         1,469,662         1,469,662
Deposits                      158,997,838       154,887,772       158,323,936       154,412,010
Borrowed Funds                  7,610,000         7,610,000                --                --
Note payable                      485,926           485,926           424,678           424,678

The fair value of commitments to extend credit is not significant.

Reclassification

Certain amounts from 1995 and 1994 have been reclassified to conform to the current years presentation. These reclassifications had no affect on net income as previously reported.


Note 2: Corporate Reorganization and Stock Issuance

On May 10, 1994, the board of trustees of the Bank adopted a plan of reorganization whereby the Bank would reorganize from a mutual savings bank into a New York chartered mutual holding company.

The organization was effective on November 15, 1995, at which time the mutual holding company, Pathfinder Bancorp, M.H.C. was formed. Concurrent with formation of the mutual holding company, 881,666 shares, or 46% of the Banks common stock was sold in an initial public offering. Pathfinder Bancorp, M.H.C. maintains ownership of 1,035,000 shares, or 54% of the Banks remaining common shares.

1996 Annual Report

Notes to Financial Statements

Year ended December 31, 1996


Pursuant to the reorganization, the Bank may exercise all powers and is subject to all limitations applicable to capital stock savings banks under New York law. As long as Pathfinder Bancorp, M.H.C. is in mutual form, the Company is required to own at least 51% of the issued and outstanding voting stock of the Bank.

As a result of the stock offering, the Bank received gross proceeds of approximately $6,612,000; expenses associated with the offering totaled $947,000, resulting in net capital additions to the Bank of approximately $5,665,000. Subsequent to the initial offering and through December 31, 1996, the Banks Employee Stock Ownership Plan acquired 61,716 shares of the Banks common stock in the secondary market.


Note 3: Investment Securities

The amortized cost and estimated fair value of investment securities are summarized as follows:

                                                               December 31, 1996
                                                  Gross        Gross        Gross       Estimated
                                              Amortized   Unrealized   Unrealized            Fair
                                                   Cost        Gains       Losses           Value
-------------------------------------------------------------------------------------------------
Held-to-maturity:
 Corporate debt                              $9,629,303     $110,966      $16,009      $9,724,260
------------------------------------------------------------=====================================
Available-for-sale:
Bond investments:
 U.S. Treasury and agencies                   5,879,451       40,018       25,733       5,893,736
 State and political subdivision              6,172,638      333,556       12,761       6,493,433
 Corporate                                   12,430,395      192,478       40,292      12,582,581
 Mortgage-backed                             22,965,752       69,397      206,082      22,829,067
-------------------------------------------------------------------------------------------------
 Total                                       47,448,236      635,449      284,868      47,798,817

Stock investments:
 Marketable equity securities                 1,727,942      346,094           --       2,074,036
-------------------------------------------------------------------------------------------------
   Total available-for-sale                 $49,176,178     $981,543     $284,868     $49,872,853
------------------------------------------------------------=====================================
 Net unrealized gain on available-for-sale      696,675
-------------------------------------------------------
 Grand total carrying value                 $59,502,156
=======================================================

                                                               December 31, 1995
                                                  Gross        Gross        Gross       Estimated
                                              Amortized   Unrealized   Unrealized            Fair
                                                   Cost        Gains       Losses           Value
-------------------------------------------------------------------------------------------------
Held-to-maturity:
 Corporate debt                              $9,866,224     $234,866       $3,548     $10,097,542
------------------------------------------------------------=====================================
Available-for-sale:
Bond investments:
 U.S. Treasury and agencies                   8,171,251     117,713        17,167       8,271,797
 State and political subdivision              5,296,445     373,576         2,535       5,667,486
 Corporate                                   18,667,202     318,149        16,784      18,968,567
 Mortgage-backed                              7,911,933      70,370        29,226       7,953,077
-------------------------------------------------------------------------------------------------
  Total                                      40,046,831     879,808        65,712      40,860,927

Stock investments:
  Marketable equity securities                1,934,390     242,646        19,376       2,157,660
-------------------------------------------------------------------------------------------------
   Total available-for-sale                 $41,981,221  $1,122,454       $85,088     $43,018,587
=================================================================================================
 Net unrealized gain on available-for-sale    1,037,366
-------------------------------------------------------
  Grand total carrying value                $52,884,811
=======================================================

                                                  Looking Forward To Your Future

                                                   Notes to Financial Statements

                                                    Year ended December 31, 1996


The amortized cost and estimated fair value of debt investments at December 31, 1996 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

                                                  Available for Sale          Held to Maturity
                                                  December 31, 1996          December 31, 1996
                                             ---------------------------------------------------------
                                                                 Estimated                   Estimated
                                                 Amortized            Fair     Amortized          Fair
                                                      Cost           Value          Cost         Value
------------------------------------------------------------------------------------------------------
Due in one year or less                        $ 1,081,059     $ 1,085,956    $4,808,773    $4,834,787
Due after one year through five years            8,947,476       9,161,662     4,260,687     4,329,630
Due after five years through ten years          11,434,233      11,643,075       498,814       498,814
Due after ten years                              3,019,716       3,079,057        61,029        61,029
Mortgage-backed securities                      22,965,752      22,829,067          ----          ----
------------------------------------------------------------------------------------------------------
   Totals                                       $47,448,236     $47,798,817   $9,629,303    $9,724,260
======================================================================================================

Proceeds from the sales of debt securities at December 31, 1996, 1995, and 1994 were $10,393,686, $7,624,121, and $1,113,558, respectively. Gross gains of
$3,643, $31,040 and $41,704 and gross losses of $49,996, $58,563 and $32,678 were realized on these sales as of December 31, 1996, 1995, and 1994, respectively. The sale of marketable equity securities resulted in realized loses of $38,078 as of December 31, 1995.

In December 1995, the Bank transferred investment securities having an amortized cost of $10,405,991 and net unrealized gains of $270,016 from held-to-maturity to available-for-sale. These transfers were made pursuant to the FASB's "Implementation Guide to Statement Notes" and the Bank's prevailing financial management objectives.


Note 4: Loans

Major classifications of loans at December 31, are as follows:

                                            1996          1995
--------------------------------------------------------------
Real estate mortgages:
 Conventional                       $ 87,920,094  $ 80,933,677
 FHA insured                             115,576       195,217
 VA guaranteed                           122,298       147,380
 Second mortgage loans                 9,082,632     8,303,068
 Construction                          2,496,673     2,048,661
--------------------------------------------------------------
                                      99,737,273    91,628,003
==============================================================
Other loans:
 Student                                  34,320        63,062
 Consumer                              3,416,752     3,014,540
 Passbook loans                          206,133       271,244
 Lease financing                       1,152,521     2,012,708
 Commercial                            5,470,399     3,860,113
--------------------------------------------------------------
                                      10,280,125     9,221,667
--------------------------------------------------------------
                                    $110,017,398  $100,849,670
==============================================================

The Bank grants mortgage and consumer loans to customers throughout Oswego and parts of Onondaga counties. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors ability to honor their contracts is dependent upon the counties employment and economic conditions.

At December 31, 1996, loans to officers and directors were not significant.

1996 Annual Report

Notes to Financial Statements

Year ended December 31, 1996



Note 5: Allowances for Loan Losses

Changes in the allowance for loan losses are presented in the following summary:

                                        1996       1995       1994
 -----------------------------------------------------------------

  Balance at beginning of period    $345,660   $315,050   $279,848
  Recoveries credited                 17,498      8,631     64,639
  Provision for loan losses          636,410    102,500     65,000
  Loans charged off                  (93,001)   (80,521)   (94,437)
  ----------------------------------------------------------------
      Balance at end of period      $906,567   $345,660   $315,050
  ================================================================

During March of 1996, the Bank had approximately $1.1 million of collateralized loans which were determined to be impaired under SFAS No. 114. The borrower, a lease financing company and its' affiliates, subsequently filed for Chapter 11 bankruptcy. In November 1996, the Bank received approximately $425,000 in full settlement of one of the loans. Based on information provided by the bankruptcy trustee in the third quarter of 1996, the Bank recognized a specific reserve of approximately $420,000 on the remaining outstanding loan balances of $675,000. Based on preliminary settlement discussions with the trustee, management believes that no additional reserves are necessary.

For the year ended December 31, 1996, the average recorded investment in impaired loans was approximately $1,036,000, with $29,000 of interest income recognized on these loans on a cash basis. At December 31, 1996, the Bank had no loans for which specific valuation allowances were recorded.


Note 6: Premises and Equipment

A summary of premises and equipment is as follows:

                                            1996        1995
  ----------------------------------------------------------
  Land                                $  416,993  $  416,993
  Buildings                            2,532,626   2,499,012
  Furniture, fixture and equipment     1,781,615   1,614,509
  Construction in progress               635,611      23,245
  ----------------------------------------------------------
                                       5,366,845   4,553,759
  Less: Accumulated depreciation       1,982,365   1,734,260
  ----------------------------------------------------------
                                      $3,384,480  $2,819,499
  ==========================================================

Note 7: Deposits

A summary of amounts due to depositors is shown as follows:

                                                 1996          1995
  -----------------------------------------------------------------
  Savings accounts                       $ 65,634,242  $ 71,018,738
  Money market accounts                       173,758       251,581
  Time accounts                            72,466,425    67,337,718
  Demand deposits interest bearing         13,081,669    12,164,725
  Demand deposits noninterest bearing       7,341,096     7,212,662
  Mortgages escrow funds                      300,648       338,512
  -----------------------------------------------------------------
                                         $158,997,838  $158,323,936
  =================================================================

Note 8: Borrowed Funds

The Bank has available a $550,870 line of credit in connection with the Employee Stock Ownership Plan, of which $485,926 was outstanding at December 31, 1996. Principal and interest are payable quarterly at prime minus one over 10 years.

At December 31, 1996, funds borrowed under repurchase agreements totaled $7.6 million. These obligations mature within 90 days and carry interest rates varying from 5.42% to 5.57%. Repurchase agreements are collateralized by mortgage backed securities.

                                                  Looking Forward To Your Future

                                                   Notes to Financial Statements

                                                    Year ended December 31, 1996


Note 9: Employee Benefits

The Bank has a noncontributory defined benefit pension plan covering substantially all employees. Under the plan, retirement benefits are primarily a function of both the years of service and level of compensation. It is the Bank's policy to fund the plan in amounts sufficient to pay liabilities.

Plan assets consist primarily of temporary cash investments and listed stocks and bonds. The following table represents a reconciliation of the funded status of the plan at October 1 (date of the most recent actuarial study):

                                                             1996         1995
------------------------------------------------------------------------------
Plan assets at fair value                              $2,627,000   $2,359,400
------------------------------------------------------------------------------
Actuarial present value of benefit obligations
 Vested benefits                                        1,755,900    1,623,900
 Nonvested benefits                                        87,500       92,200
------------------------------------------------------------------------------
     Accumulated benefit obligations                    1,843,400    1,716,100
Effect of future salary increases                         366,800      456,500
------------------------------------------------------------------------------
 Projected benefit obligation                           2,210,200    2,172,600
------------------------------------------------------------------------------
Plan assets in excess of projected
 benefit obligation                                       416,800      186,800
Unrecognized net loss                                     147,400      320,700
Unrecognized past service liability                         6,600        7,700
Unrecognized transition obligation                        (34,200)     (77,400)
------------------------------------------------------------------------------
Prepaid pension asset included in other
 assets                                                 $ 536,600    $ 437,800
==============================================================================
Net periodic pension cost for the years ended December 31 is as follows:

                                                  1996       1995         1994
------------------------------------------------------------------------------
Service cost benefits earned during the year  $ 94,076   $ 99,664     $ 94,753
Interest cost on projected benefit
 obligations                                   162,256    148,160      131,659
Estimated Return on plan assets               (314,657)  (377,065)      28,880
Net amortization and deferral                   99,445    203,924     (184,633)
------------------------------------------------------------------------------
Net periodic pension expense                  $ 41,120   $ 74,683     $ 70,659
==============================================================================

The actuarial present value of the projected benefit obligation shown in the above table is based on a discount rate of 7.75% and 7.5% for 1996 and 1995, respectively and an assumed rate of increase in future compensation levels of 5.5%. The expected long-term rate of return on assets was 8% for 1996 and 1995.

The Bank provides certain health and life insurance benefits for eligible retired employees. Employees with less than 14 years of service as of January 1, 1995 are not eligible for these benefits. The cost of postretirement health and life insurance benefits are accrued for during the service lives of employees. The Bank elected the prospective transition approach, and is amortizing the transition obligation over a 20 year period. The effect of this accounting change in 1995 was to decrease net income by approximately $34,000.

Net periodic postretirement benefit cost at December 31, includes the following components:


                                                                   1996     1995
--------------------------------------------------------------------------------
Service Cost                                                   $  3,748 $  3,344
Amortization of transition obligation                            18,978   18,978
Interest on APBO less interest on expected benefit payments      24,976   26,238
--------------------------------------------------------------------------------
Net periodic postretirement benefit costs                      $ 47,702 $ 48,560
--------------------------------------------------------------------------------

A 10 percent annual rate of increase in the per capita costs of covered health care benefits was assumed for 1996, gradually decreasing to 5.5 percent by the year 2005. Increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $23,000 and increase the aggregate of the service cost and interest cost components of net periodic post retirement benefit cost for 1996 by $11,300. A discount rate of 7.25% was used to determine the accumulated postretirement obligation.

1996 Annual Report

Notes to Financial Statements

Year ended December 31, 1996

     The funded status of the plan as of December 31, is as follows:

                                                                       1996           1995
     -------------------------------------------------------------------------------------
     Accumulated Postretirement Benefit Obligation (APBO):
     Retirees                                                     $ 277,142      $ 289,967
     Other active plan participants                                  92,110         89,137
     -------------------------------------------------------------------------------------
      Total APBO                                                    369,252        379,104
     Plan Assets                                                          0              0
     -------------------------------------------------------------------------------------
      APBO in excess of plan assets                                (369,252)      (379,104)
     Unrecognized portion of net obligation at transition           292,887        311,865
     Unrecognized net loss                                           12,779         33,515
     -------------------------------------------------------------------------------------
      Accrued postretirement benefit cost                         $ (63,586)     $ (33,724)
     =====================================================================================

The Bank has a Salary Deferral Program which covers employees who have completed one year of service (1,000 hours per year) and are 21 years of age. The plan includes a Section 401(k) provision as defined under the Internal Revenue Code. The 401(k) provision permits employees to contribute the lessor of $9,500, or 15% of their total compensation on a pretax basis for the plan year ended December 31, 1996. The Bank's contributions are at the discretion of the board of directors. Bank contributions associated with the Plan amounted to $35,400, $0 and $23,193 for the years ended December 31, 1996, 1995, and 1994, respectively.


Note 10: Deferred Compensation and Supplemental Retirement Plans

The Bank maintains optional deferred compensation plans for its directors whereby fees normally received are deferred and paid by the Bank based upon a payment schedule commencing at age 65 and continue monthly for 10 years. Directors must serve on the board for a minimum of 5 years to be eligible for the Plan. At December 31, 1996 and 1995, other liabilities include approximately $539,000 and $497,000, respectively, relating to deferred compensation. Deferred compensation expense for the years ended December 31, 1996, 1995 and 1994 amounted to approximately $49,000, $39,000 and $40,000, respectively.

The Bank has a supplemental executive retirement plan and a director emeritus plan for the benefit of directors and certain executive officers. The plans have been funded with single premium life insurance policies on the participating directors and officers, with the Bank as owner and beneficiary of the policies. Cash surrender value related to these policies approximates $3,190,171 at December 31, 1996 and $3,052,000 at December 31, 1995 and is included in other assets. At December 31, 1996 and 1995, other liabilities include approximately $280,853 and $164,000 accrued under these plans. Compensation expense includes approximately $131,000, $121,000 and $53,000 relating to the supplemental executive retirement plan and director emeritus plan for 1996, 1995 and 1994, respectively.


Note 11: Employee Stock Ownership Plan

Concurrent with formation of the mutual holding company in 1995, the Bank established an externally leveraged Employee Stock Ownership Plan (ESOP) for employees who have attained age 21 and who have completed a 12 month period of employment with the Bank during which they worked at least 1,000 hours. Unearned ESOP shares are pledged as collateral on the borrowings. As the debt is repaid, earned shares are released from collateral and become eligible for allocation. Cash dividends received on unearned shares are allocated among participants and are reported as compensation expense. Shares are allocated among participants on the basis of compensation subject to limitations.

The Bank accounts for its ESOP in accordance with AICPA Statement of Position 93-6. Accordingly, the debt of the ESOP is recorded as a liability of, and guaranteed by, the Bank and the shares pledged as collateral are reported as unearned ESOP shares in the Banks statement of financial condition. As shares are earned, the Bank reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. ESOP compensation expense approximated $69,700 and $11,000 for the fiscal years ended December 31, 1996 and 1995, respectively. Of the 61,716 shares acquired on behalf of the ESOP, 7,815 shares were released at December 31, 1996. The estimated fair value of the remaining 53,901 shares at December 31, 1996 is $505,300.

                                                  Looking Forward To Your Future

                                                  Notes to Financial Statements

                                                  Year ended December 31, 1996


Note 12: Income Taxes

The provision (benefit) for income taxes consists of the following:

                                                          1996          1995          1994
     -------------------------------------------------------------------------------------
     Current                                          $568,613      $418,434      $571,069
     Deferred                                          (62,775)      (58,434)       35,319
     -------------------------------------------------------------------------------------
                                                      $505,838      $360,000      $606,388
     =====================================================================================

     The components of deferred income taxes, included in other assets or (liabilities), consist of the following:

                                                                           December 31,
                                                                        1996          1995
     -------------------------------------------------------------------------------------
     Assets:
      Loan origination fees                                         $147,333      $143,310
      Deferred compensation                                          327,411       264,945
      Allowance for loan losses                                      102,547            --
      Valuation reserves                                                  --       129,876
      ESOP                                                             7,824            --
      Postretirement benefits                                         21,700            --
      Other                                                            6,091        23,930
     -------------------------------------------------------------------------------------
                                                                     612,906       562,061
     Liabilities
      Allowance for loan losses                                            0        88,161
      Pension benefits                                               165,081       124,198
      Depreciation                                                    21,784        33,770
      Investments                                                    377,675       468,288
     -------------------------------------------------------------------------------------
                                                                     564,540       714,417
     -------------------------------------------------------------------------------------
       Net deferred tax asset (liability)                            $48,366     $(152,356)
     =====================================================================================

The Bank has determined that no valuation allowance is necessary as it is more likely than not deferred tax assets will be realized through carryback to taxable income in prior years, future reversals of existing temporary differences and through future taxable income.

A reconciliation of the federal statutory income tax rate to the effective income tax rate at December 31, is as follows:

                                                          1996          1995          1994
     ------------------------------------------------------------------------------------------
     Federal statutory income tax rate                    34.0%         34.0%         34.0%
     State tax, net of federal benefit                     2.7           3.8           4.5
     Tax-exempt interest income                           (8.0)         (9.7)         (3.9)
     Dividends received deduction                         (0.3)         (1.7)         (0.4)
     Other                                                 0.1           0.1           0.4
     ------------------------------------------------------------------------------------------
     Effective income tax rate                            28.5%         26.5%         34.6%
     ==========================================================================================

1996 Annual Report

Notes to Financial Statements

Year ended December 31, 1996


Note 13: Commitments

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit, which involve, to varying degrees, elements of credit risk in excess of the amount recognized in the statement of condition. The contract amount of those commitments to extend credit reflects the extent of involvement the Bank has in this particular class of financial instrument. The Banks exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of the instrument. The Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments.

                                                                 Contract Amount
     ---------------------------------------------------------------------------
     Financial instruments whose contract amounts represent
      credit risk at December 31:
       1996                                                           $6,399,157
       1995                                                            5,465,672

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitment amounts are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on managements credit evaluation of the counter party. Collateral held varies but may include residential real estate and income-producing commercial properties.

The Bank leases land for a branch under an operating lease expiring in 2013. Rent expense totaled approximately $14,000 in 1996, and $13,000 in 1995 and 1994. The lease provides for renewal options for two 10 year periods at specified amounts ranging from $18,000 to $24,000 per year. Rental payments are subject to increases based upon the preceding years Revised Consumer Price Index, but limited to 5% in any one year. Approximate minimum rental commitments for the noncancelable operating lease is as follows:

     Year ending December 31:
     1997                                                               $ 14,200
     1998                                                                 15,200
     1999                                                                 15,200
     2000                                                                 15,200
     2001                                                                 15,200
     Thereafter                                                          216,800
     ---------------------------------------------------------------------------
      Total minimum lease payments                                      $291,800
     ===========================================================================

Note 14: Dividends and Restrictions

The board of trustees of the Holding Company will determine whether the Holding Company will waive the receipt of dividends declared by the Bank each time the Bank declares a dividend, which is expected to be on a quarterly basis. The Holding Company may elect to receive dividends and utilize such funds to pay expenses and purchase common stock in the open market. The Federal Reserve Bank (the "FRB") has indicated that (i) the Holding Company shall provide the FRB annually with written notice of its intent to waive its dividends prior to the proposed date of the dividend, and the FRB shall have the authority to approve or deny any dividend waiver request; (ii) if a waiver is granted, dividends waived by the Holding Company will not be available for payment to the minority shareholders and such amounts will be excluded from the Banks capital accounts for purposes of calculating dividend payments to minority shareholders; (iii) the Bank shall establish a restricted capital account in the amount of any dividends waived by the Holding Company, and such restricted capital account would be added to any liquidation account in the Bank established in connection with a conversion of the Holding Company to stock form and would be maintained in accordance with OTS requirements. During 1996, the Bank paid cash dividends totaling $155,250 to the Holding Company.

Retained earnings of the Bank are subject to certain restrictions under New York State Banking regulations. The amount of retained earnings restricted under these regulations approximated $3,204,000 as of December 31, 1996.


Note 15: Branch Acquisition

In June 1994, the Bank purchased certain assets and deposits of two branches which were being held in receivership by the Resolution Trust Corporation. The total purchase price was allocated, on the basis of relative fair value, to all identifiable assets and liabilities acquired, as follows:

                                                  Looking Forward To Your Future

                                                   Notes to Financial Statements

                                                    Year ended December 31, 1996
  Cash acquired                                               $37,594,000
  Loans                                                           135,000
  Other                                                             8,000
  Intangible assets                                             4,736,000
  Other liabilities                                              (179,000)
  -----------------------------------------------------------------------
   Deposit liabilities assumed                                $42,294,000
  =======================================================================

In 1995, the Bank exercised an option to purchase premises and certain other assets of these branches for approximately $796,000.

Note 16: Contingencies

On February 6, 1995, the New York Superintendent of Banks ("Superintendent") was appointed conservator of Nationar, a New York chartered commercial bank owned by savings banks throughout the state. At February 6, 1995, the Bank was a stockholder and customer of Nationar. Nationar performed correspondent banking services including check clearing, demand deposits, and overnight interest-bearing deposits. The Superintendent froze all assets of Nationar at the time he was appointed conservator. At February 6, 1995, the Bank had a total of $3.0 million on deposit with Nationar of which $1.7 million was used to fund check clearing and $1.2 million was recorded as federal funds sold. The Superintendent has been actively liquidating the businesses and affairs of Nationar. A provision for possible losses of $240,000 was made for the year ended December 31, 1995. On June 27, 1996, and on December 20, 1996, distributions of $1.4 million and $979,000 were made from the Nationar estate to settle all accepted claims. The distribution represents a 100% settlement on all accepted claims, either accorded priority or characterized as a general claim, and a settlement of post-possession amounts due to the estate of Nationar by the bank (including $92,000 for debenture claims, unpaid fees, and interest). In connection with this settlement, the Bank charged $177,000 against the $240,000 reserve established during 1995, and recognized income of $63,000 associated with the remaining reserve recovery during 1996. At December 31, 1996, the Bank had outstanding claims against the Nationar estate of $92,000 for subordinated debentures. On February 5, 1997, motion papers filed with the court indicated that the Superintendent is seeking to pay interim dividends of an unspecified amount to accepted claims for subordinated debentures.

Note 17: Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guideline and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject and is "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well Capitalized" the Bank must maintain minimum total risk-based, Tier 1 risk based, and Tier 1 leverage ratios as set forth in the following table.

                                                                                         To be "Well
                                                                                         Capitalized"
                                                                    For Capital          Under Prompt
                                                                     Adequacy         Corrective Action
                                        Actual                       Purposes             Provisions
------------------------------------------------------------------------------------------------------------
                                Amount           Ratio           Amount    Ratio     Amount         Ratio
------------------------------------------------------------------------------------------------------------
As of December 31, 1996:
Total Core Capital
 (to Risk Weighted Assets)    $21,390,084        18.2%         $9,383,121    8.0%  $11,728,901      10.0%
Tier 1 Capital
 (to Risk Weighted assets)    $17,469,452        14.9%         $4,691,560    4.0%  $ 7,037,340       6.0%
Tier 1 Capital
 (to Average Assets)          $17,469,452         9.5%         $7,381,240    4.0%  $ 9,226,550       5.0%
As of December 31, 1995:
Total Core Capital
 (to Risk Weighted Assets)    $20,751,378        19.5%         $8,520,780    8.0%  $10,650,975      10.0%
Tier 1 Capital
 (to Risk Weighted Assets)    $16,514,990        15.5%         $4,260,390    4.0%  $ 6,390,585       6.0%
Tier 1 Capital
 (to Average Assets)          $16,514,990         9.3%         $7,098,200    4.0%  $ 8,872,750       5.0%

1996 Annual Report

Officers, Directors and Managers

[PHOTO APPEARS HERE]
Chris C. Gagas

[PHOTO APPEARS HERE]
Chris R. Burritt

[PHOTO APPEARS HERE]
Raymond W. Jung

[PHOTO APPEARS HERE]
Bruce E. Manwaring

[PHOTO APPEARS HERE]
L. William Nelson

[PHOTO APPEARS HERE]
Lawrence W. O'Brien

[PHOTO APPEARS HERE]
Victor S. Oakes

[PHOTO APPEARS HERE]
Janette Resnick

[PHOTO APPEARS HERE]
Corte J. Spencer


City Savings Board of Directors

Chris R. Burritt
Chris C. Gagas
Raymond W. Jung
Bruce E. Manwaring
L. William Nelson
Victor S. Oakes
Lawrence W. O'Brien
Janette Resnick
Corte J. Spencer


City Savings Officers:

Chris C. Gagas
 Chairman, President
 Chief Executive Officer
Barry S. Thompson
 Senior Vice President
Thomas W. Schneider
 Vice President
 Chief Financial Officer
W. David Schermerhorn
 Vice President, Loan Administration
Edgar J. Manwaring
 Vice President, Loan Origination
Melissa A. Dashnau
 Vice President, Corporate Secretary
Gregory L. Mills
 Vice President, Marketing,
 Branch Administration
James A. Dowd
 Controller
Laurie Lockwood
 Assistant Controller
Anita A. Austin
 Auditor
Pamela S. Knox
 Assistant Vice President, Lending
Michele Torbitt
 Assistant Vice President


City Savings Branch Managers

Charlene M. Himple
Assistant Vice President,
Plaza Office
Cynthia L. Claflin, Mexico Office
Joyce E. Daniels, Eastside Office
Jeannine M. Crahan, Fulton Office

                                                  Looking Forward To Your Future

                                            Services and Shareholder information

City Savings Services

Savings Accounts
Young Investors Club
Prestige Plus Accounts
Prestige Personal Accounts
Business Manager Program
Christmas Club Accounts
Certificates of Deposit
Money Management Accounts
Checking Accounts
NOW Accounts
Business Checking
Check Protection
Checking Line-of-Credit
Home Mortgage Loans
Home Improvement Loans
Home Equity Loans/Lines of Credit
Passbook Loans
Automatic Loan Payments
Commercial Loans
Commercial Lines-of-Credit
Consumer Loans
Education Loans
Safety Deposit Boxes
Money Orders
Travelers Checks
Savings Bank Life Insurance
Investment Services
IRAs
Direct Deposit
Bank-by-Mail
Credit Cards
Free Notary Service


Corporate Headquarters

214 West First Street
Oswego, NY  13126
(315) 343-0057


Annual Meeting

Wednesday, April 30, 1997
10:00 AM
Oswego City Savings Bank Board Room
214 West First St.
Oswego, NY  13126


Stock Listing

Electronic Bulletin Board
Symbol: PBHC


Counsel

Doren P. Norfleet
Oswego City Savings Bank
214 West First Street, Third Floor
Oswego, NY  13126


Special Counsel

Luse Lehman Gorman Pomerenk & Schick
5335 Wisconsin Avenue N.W.
Suite 400
Washington, DC 20015


Independent Auditors

Coopers & Lybrand L.L.P.
One Lincoln Center
Syracuse, NY  13202


Transfer Agent

Chemical Mellon Shareholder
Services L.L.C.
85 Challenger Road
Ridgefield Park, NJ 07660


Investor Relations

Chris C. Gagas
 Chairman, President,
 Chief Executive Officer
Thomas W. Schneider
 Vice President,
 Chief Financial Officer
214 West First Street
Oswego, NY  13126
(315) 343-0057


General Inquiries and Reports

A copy of the Bank's 1996 Annual Report to the Federal Deposit Insurance Corporation, Form F-2, may be obtained without charge by written request of shareholders to:

 Melissa A. Dashnau
 Vice President, Corporate Secretary
 Oswego City Savings Bank
 214 West First Street
 Oswego, NY  13126


FDIC Disclaimer

This Annual Report has not been reviewed, or confirmed for accuracy or relevance, by the FDIC.

1996 Annual Report

                                    Looking
                               Forward
                                     To Your
                                     Future


                                        Oswego
                                     City
                                    Savings
                                       Bank
                                       MEMBER F.D.I.C

                       "Looking Forward To Your Future"


          OSWEGO: . Main: 343-0057 . Plaza: 343-4483 . East: 343-2577
                      MEXICO: 963-7248  FULTON: 592-9545